2004
Annual Report



MREIC | Monmouth Real Estate Investment Corporation

All charts contained on this page reflect fiscal year performance (October 1 - September 30).



Equity Market Capitalization
Millions of Dollars
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004



FFO Growth
Millions of Dollars
12.0
10.0
8.0
6.0
4.0
2.0
0
2000
2001
2002
2003
2004



Gross Leasable Area
Million Square Feet
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2000
2001
2002
2003
2004



Total Shareholder Return (Annual)
60%
40%
20%
0%
-20%
-40%
-60%
2000
2001
2002
2003
2004
MNRTA
Morgan Stanley REIT Index
S&P 500
Nasdaq

Safe Harbor Statement

This Annual Report and Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Message from the President



January 17, 2005

Dear Shareholder:

On behalf of the Board of Directors and Officers of Monmouth Real Estate Investment Corporation (MREIC), I am pleased to present MREIC's Annual Report for the year ended September 30, 2004. Thirty-six years have been devoted to making our Company a successful Real Estate Investment Trust (REIT). MREIC has been a pioneer in the REIT industry. Very few REITs have a thirty-six year history, and MREIC is one of only twelve REITs to have paid dividends for over thirty years.

MREIC had an excellent year in fiscal 2004. For the year ended September 30, 2004, funds from operations were $11,718,000 or $0.72 a share, as compared to $9,680,000 or $0.70 a share for the prior year. Net income for the year ended September 30, 2004 was $7,673,000 or $0.47 a share, as compared to $6,120,000 or $0.44 a share for 2003.

MREIC's business plan is to invest in industrial properties occupied by investment grade tenants on long-term net leases. During the fiscal year ended September 30, 2004, MREIC acquired one property in accordance with its business plan: a 171,000 square foot industrial warehouse located in Tampa, Florida, which is leased to FedEx Ground Package System, Inc. The total square footage of MREIC's portfolio for the year ended September 30, 2004, was 3,734,000 square feet. Because 2004 represented a continuation in falling cap rates, finding suitable acquisitions was challenging. However, MREIC has recently been seeing more satisfactory deals. We have begun 2005 with four acquisitions totaling 459,000 square feet. MREIC's portfolio currently consists of thirty-seven industrial buildings and one shopping center for a total of 4,193,000 square feet.

MREIC's equity market capitalization was $150,000,000 as of January 17, 2005 with 17,650,650 shares outstanding at a price of $8.50 per share. MREIC's total assets, total earnings, and total funds from operations have increased substantially in recent years. One of management's near-term goals is to gain inclusion in the Russell 2000 Index. This should result in greater liquidity for our shareholders. In 2003 MREIC was added to the Morgan Stanley REIT Index. We are looking forward to achieving the next milestone with inclusion in the Russell 2000 Index.

MREIC pioneered the use of a Dividend Reinvestment and Stock Purchase Plan. This has been a very efficient source of capital. MREIC's innovative concept of investing in REIT securities has also proven to be very successful. By investing in REIT securities as a proxy for real property investment, substantial gains have been realized. For the year ended September 30, 2004, $1,953,000 in gains were realized. Over the past 5 years, approximately $5,000,000 in gains have been realized. Additional earnings have been generated through yield spread investing. Over the years, the spread between our cost of capital and the income generated by our securities portfolio has been as wide as 600 basis points. These spreads have tightened considerably over the past six months. Therefore, we have reduced our securities holdings substantially and eliminated all borrowings against the portfolio. MREIC currently has $18,500,000 invested in REIT securities. By owning a liquid portfolio of this size free and clear, MREIC has a stronger balance sheet and greater financial flexibility.

When valuing real estate companies, two key determinants are visibility of cash flow, and quality of cash flow. It has been our focus to build a company in which both of these metrics are consistently amongst the best in our sector. We strive to maintain a strong and simple balance sheet and to continue to grow MREIC in size and share price. In a recent interview with NAREIT, one of the brightest minds in our industry Milton Cooper said, "In order to consummate any business strategy, it is essential that the company have a talented group of entrepreneurial team players that enjoy what they do, enjoy the accomplishments of other team members, and enjoy mentoring and motivating others to reach their potential. It is all about the right people and motivating them."

We believe that we have created an exceptional company in MREIC. We are very proud of our loyal staff. We are also very proud of our loyal individual shareholder base.

I encourage shareholders to visit MREIC's home page on the Internet. The website, www.mreic.com, provides more editorial material than can be included in the Annual Report. Management's presentations to securities analysts are available there and should be of interest to shareholders.

Very truly yours,

Eugene W. Landy
President

Message from the Executive Vice President



January 24, 2005

Dear Fellow Shareholders:

September 30, 2004 represents the end of the thirty-sixth year of operation for Monmouth Real Estate Investment Corporation. In last year's report I mentioned some of the challenges that the company was facing as a result of extremely competitive real estate market conditions throughout the country. While these difficult conditions remain, I am quite satisfied with how MREIC has performed.

During the fiscal year ended September 30, 2004, the company acquired one property in Tampa, Florida occupied by FedEx Ground. The quality and location of the property are excellent, and I am particularly pleased with the fifteen-year lease term. This property, which contains 170,779 sf, is a substantial one, but the fact that we were only able to add one property to the portfolio demonstrates the competitiveness of the market. In light of this, I am delighted with our acquisition activity thus far in the 2005 fiscal year. Since September 30, 2004, we have added four buildings totaling over 450,000 sf with a value of over $27,000,000. These buildings are all of very high quality and consistent with our established investment criteria. It is important to note that all of these buildings were identified through sources with whom we have worked in the past.

MREIC's REIT securities investment portfolio has now outperformed the broader market in each of the past 5 years. In fiscal 2004 approximately $2,000,000 in securities gains was realized, while an additional $1,800,000 in dividend and interest income was earned on our securities investments. Over the past year we have reduced the size of our REIT securities portfolio from $23,000,000 in January 2004, to $18,500,000 as of January 2005. The challenge we now face is in reallocating this capital through new property acquisitions. Interest rates remain low, which has resulted in continued fierce competition for suitable acquisitions, so it is more important than ever to continue to build our network of builders and brokers who have served as such a great source of properties. The scarcity of high quality properties for sale that meet our very specific investment criteria is what I consider to be the main challenge facing the company for 2005. While it will require a great deal of effort to sustain the momentum, the purchases completed in the first quarter are a great start to the year.

New acquisitions are certainly important, but the care and maintenance of our existing properties and tenants is critical. One of our policies has always been to pursue the expansion of existing buildings in order to meet the growing space requirements of tenants. During the past two years, much of our attention has been focused on renewing expiring leases, and during 2004 we successfully renewed or extended the leases on four properties. Current lease information is reflected in the individual property descriptions in the report.

At this time last year, the market capitalization of MREIC was approximately $120 million versus the current level of approximately $150 million. In June of 2003 MREIC was included in the Morgan Stanley REIT Index. We have set our sights on inclusion in the Russell 2000 Index when it is rebalanced this summer. The market capitalization threshold required for inclusion in the Russell 2000 is a function of stock market forces and will be determined at the time of rebalancing. As always, management consistently makes every effort to continue to increase shareholder value, and we are hopeful that our efforts will be rewarded by inclusion in the Russell 2000.

In closing, my letter would not be complete without mention of the retirement of Ernest Bencivenga, a vital part of the company since its inception. On behalf of the officers, directors, and employees of Monmouth Real Estate Investment Corporation, I would like to extend my gratitude to him for his dedicated service and friendship over the years. While he remains a Director Emeritus and is still closely involved with the company, he is truly missed.

Very truly yours,

Cynthia J. Morgenstern

Cynthia J. Morgenstern
Executive Vice President

The Retirement of



Ernest V. Bencivenga

Following 45 years of dedicated service, Ernest V. Bencivenga has recently retired. On December 13th, a dinner was held in Mr. Bencivenga's honor. Eugene W. Landy gave a speech to those in attendance that reflected upon what a tremendous asset Ernie has been. We are including that speech in this annual report for all of our shareholders.

This dinner tonight is to honor Ernest V. Bencivenga on his retirement.

When I started Monmouth Capital Corporation in 1959 I needed $150,000 in capital in order to form a small business investment company. I had no capital and no administrative capability. Ernie was the Executive Vice President of the First National Bank of Freehold. Ernie and I partnered together to form this new type of finance company, the small business investment company. It is now forty-five years later, and we are still partnering together.

I do not believe Ernie is going to retire. He is eighty-six years old, but he is still going strong. He will continue to care about his companies Monmouth Capital Corporation, Monmouth Real Estate Investment Corporation and United Mobile Homes. He will still care about his associates, the stockholders and all that do business with us.

Ernie is meticulous about everything he does: Computers, airplanes, yachts, music, contracts, charters, bylaws and minutes. He is meticulous about life. This is the way it should be done. This is the way he will do it. Ernie is not going to stop caring about us, and he will always be available to counsel and assist us.

Today, the sun is shining. Our companies constitute a $500 million asset empire. Our shareholders have prospered. More importantly, Ernie and I have tried to deal fairly with all with whom we have come into contact. The sages say that when you go to the gates of heaven, the first question you will be asked will be, "do you deal fairly in your business dealings?" Ernie has been meticulously fair with all.

In forty-five years of financial business, the sun did not always shine. There are at times problems that cannot be solved, times of trouble, anguish and despair. In these times, Ernie has remained calm, in control and, as always, going on with his duties meticulously and fairly. Somehow, we have survived the storms. Not a decade has gone past without one great calamity, not of our making, occurring. Despite all, we have survived and prospered.

Some have suggested that I recount for the dinner some events of the past. I hesitate to do so. To recount a tale of success, a small investment that grew to millions, or to recount a deal gone awry distracts us from the larger picture.

We are honoring Ernie today for who he is and what he means to all of us. All the business decisions we make reflect our best efforts to create value for ourselves, our shareholders and the community. To be able to go to Ernie for advice on each decision and share in his intelligence, experience, integrity and judgment has had a great favorable impact on me and on our companies.

Shareholders ask how will our companies survive and prosper without Gene Landy and Ernest Bencivenga. I am not concerned about who will succeed us. I am concerned that, whoever succeeds us must understand the process of running a public company. Every successful company needs someone to provide experience and conservative counsel. Ernie's guidance has always been to do the right thing and to do it carefully and well. If we have embedded Ernie's principals into our companies, we will survive and prosper with the next generation of leaders.

I wish I had the ability to paint with words one of my fondest memories. I would paint a scene of an evening thirty-five years ago at the Breakers, an ocean front resort in Palm Beach, Florida. It was a real estate convention attended by no more than a hundred and fifty people. The REIT industry was only beginning. There were but ten equity REITs. Our REIT had a mere $2 million in equity. Imagine, from that small group of executives grew an industry measured in the billions of dollars. We are proud to be one of the industry pioneers, though no one today knows or cares that we were there at the beginning. As a wise person once said, "don't expect gratitude or even recall".

Had I that ability I would write not of the business meeting, but of a social group of our directors, officers and their wives sitting in a small alcove area. Ernie Bencivenga played the piano and Jean Bencivenga sang. Her voice was magnificent. I remember it even today. Thank you Ernie and Jean for all the fond memories.

Our three REITs are very proud of all our associates and staff. We have endeavored to create an ambiance of a dedicated, caring and competent group of business professionals in a great place for all of us to achieve a successful business career. Ernie has provided us all with a guiding star of integrity and concern for our common endeavor.

Eugene W. Landy
December 13, 2004

Company Profile

Monmouth Real Estate Investment Corporation has...

- Produced strong total rates of return for shareholders.
- A thirty-six year track record of profitable operations.
- Paid dividends for thirty-one years.
- An operating cash flow secured by investment grade tenants.

Monmouth Real Estate Investment Corporation (MREIC) has enjoyed a long history of successful investment in real estate. Over the past thirty-six years, the Company has cultivated an impressive portfolio of high-quality industrial properties totaling over 4 million square feet of leasable area secured by long-term net leases to investment grade tenants. In addition, the Company owns a portfolio of REIT securities totaling over $18 million at January 17, 2005.

Fiscal year 2004 was an excellent year during which MREIC's market capitalization reached a new high. Funds from operations increased to $.72 per share with an annual dividend rate of $.58 per share.*

At September 30, 2004, MREIC had 17,290,323 shares outstanding with a closing price of $8.34 per share. MREIC's equity market capitalization at fiscal year end September 30, 2004 was $144,200,000.

** See additional discussion concerning FFO in the accompanying 10-k on pages 15 and 16.*

Market History

The following is a calendar year end stock review:

	Share Volume	Opening Price	Closing Price	Dividend Paid	Appreciation (Depreciation)	Total Yield
2004	**5,332,400**	**8.690**	**8.610**	**0.58**	**(.09%)**	**5.8%**
2003	4,372,400	6.920	8.690	0.58	25.6%	34.0%
2002	4,253,400	6.450	6.920	0.58	7.3%	16.3%
2001	4,743,000 *	5.000	6.450	0.58	29.0%	40.6%
2000	8,708,000	4.815	5.000	0.58	3.8%	15.8%
1999	7,495,000	5.500	4.815	0.575	(12.5%)	(2.0%)
1998	3,349,000	$6.500	$5.500	$0.5375	(15.4%)	(7.1%)

* Under NASDAQ's new system of reporting.

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ/NMS: symbol MNRTA).

The following is a 10-year dividend payment and income analysis:

Fiscal Year Ended September 30,	Net Income	Dividends
2004	**7,672,635**	**$ .58**
2003	6,120,343	.58
2002	4,478,145	.58
2001	4,123,054	.58
2000	3,589,397	.58
1999	3,796,760	.5675
1998	2,499,922	.53
1997	1,881,154	.51
1996	1,396,099	.50
1995	985,933	.50

Shareholder Investment Plan

MREIC instituted a Dividend Reinvestment and Stock Purchase Plan in 1987 which allows shareholders to reinvest dividends and make additional cash purchases of shares. This Plan allows shareholders to accumulate stock at a 5% discount from the market price, free of any brokerage charges.

Shareholder investment plans have substantial advantages for both MREIC and its shareholders:

1. Real estate investment trusts must pay out to shareholders at least 90% of their taxable income in dividends. A shareholder investment plan is a means for a REIT to grow with reinvested income paid in at the option of the shareholder. The REIT raises new capital without paying commissions and other expenses. This reduces the costs of raising capital for the REIT. The savings to the REIT are partially passed on to the shareholders by allowing them to buy shares at a 5% discount from market.

2. During the fiscal year 2004, MREIC paid a dividend of $.58 a share. This provides our shareholders, based on a current market price of $8.61 per share, with a yield of approximately 6.7%. Shareholders purchasing optional cash shares through the Plan at a 5% discount from market will achieve a first year total return of approximately 11.7%. Stock market fluctuations can raise or lower this return.

The response to MREIC's Dividend Reinvestment and Stock Purchase Plan has been very strong. MREIC estimates it will increase its capital through the Plan at the rate of $5,000,000 a year over the next five years. Increased cash flows can provide MREIC with the additional borrowing power to increase its loans and property portfolio holdings.

Shareholders can reinvest their dividends to purchase additional shares directly from MREIC. In addition, they can invest optional cash amounts up to $1,000 a month to purchase additional shares. MREIC has the right to grant waivers of the dollar limitation. Shareholders interested in investing greater amounts should contact the Company.

Equity Holdings

MREIC operates as a real estate investment trust (REIT), specializing in industrial properties on long-term net leases to credit tenants. The net-lease structure eliminates the majority of real estate operating risk by transferring taxes, insurance, and maintenance expenses onto the tenant, thus providing increased stability to operating cash flow over the long term. The following is a brief description of the Company's real estate holdings at September 30, 2004:

Tampa, Florida

This 170,779 square foot warehouse facility was purchased on February 23, 2004, and is 100% net leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $1,412,000 ($8.27 per square foot). The lease expires January 31, 2019.



Edwardsville, Kansas

This 179,280 square foot warehouse facility was purchased April 1, 2003, and is 100% net-leased to Carlisle Tire & Wheel Company. The average annual rental income over the term of the lease is approximately $671,000 ($3.74 per square foot). The lease expires May 31, 2012.



Ft. Myers, Florida

This 90,020 square foot warehouse facility was purchased November 21, 2002, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $400,000 ($4.44 per square foot). The lease expires October 31, 2011.



Equity Holdings



Tolleson, Arizona

This 288,211 square foot warehouse facility was purchased November 6, 2002, and is 100% net-leased to Western Container Corporation and guaranteed by Coca-Cola Enterprises, Inc. The average annual rental income over the term of the lease is approximately $1,243,000 ($4.31 per square foot). The lease expires April 30, 2012.



Elgin, Illinois

This 89,052 square foot warehouse facility was purchased April 10, 2002, and is 100% net-leased to Reynolds Metals Company, which assigned its interest to Integris Metals, Inc. The average annual rental income over the term of the lease is approximately $614,000 ($6.89 per square foot). The lease expires January 31, 2012.



Winston-Salem, North Carolina

This 106,507 square foot warehouse facility was purchased January 30, 2002, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $637,000 ($5.98 per square foot). The lease expires December 31, 2011.



Monroe, North Carolina

This 160,000 square foot warehouse facility was purchased November 2, 2001, and is 100% net-leased to Hughes Supply, Inc. The average annual rental income over the term of the lease is approximately $589,000 ($3.68 per square foot). The lease expires October 31, 2011.

Equity Holdings

Granite City, Illinois

This 184,800 square foot distribution and warehouse facility was purchased October 12, 2001, and is 100% net-leased to Anheuser-Busch, Inc. The average annual rental income over the term of the lease is approximately $1,147,000 ($6.21 per square foot). The lease expires May 31, 2011.



Beltsville, Maryland

This 109,705 square foot warehouse facility was purchased April 24, 2001, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $892,000 ($8.13 per square foot). This lease expires December 31, 2010.



Cudahy, Wisconsin

This 114,123 square foot warehouse facility was purchased April 17, 2001, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $572,000 ($5.01 per square foot). The lease expires March 31, 2011.


Fed

Newington, Connecticut

This 54,812 square foot warehouse facility was purchased March 15, 2001, and is 100% net-leased to Kellogg Sales Company. The average annual rental income over the term of the lease is approximately $340,000 ($6.20 per square foot). The lease expires February 28, 2011.



Equity Holdings



St. Joseph, Missouri

This 388,671 square foot warehouse facility was purchased February 6, 2001 through the assumption of a leasehold interest, and is 100% net-leased to Mead Corporation until November 30, 2015. The average annual rental income over the term of the lease is approximately $1,239,000 ($3.19 per square foot). Mead vacated the premises at the end of calendar 2004, but remains obligated under the terms of the lease.



Richmond, Virginia

This 112,799 square foot warehouse facility was purchased November 14, 2000, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $707,000 ($6.27 per square foot). The lease expires October 21, 2009.



Union Township, Ohio

This warehouse facility purchased February 18, 1999, is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The building was expanded from its original 85,508 square feet to 103,818 square feet in 2003, and the lease was amended to a new expiration date of August 31, 2013. The annual rental income over the new ten-year term is approximately $499,000 ($ 4.80 per square foot).



Jacksonville, Florida

This 95,883 square foot warehouse facility was purchased July 28, 1999, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $526,000 ($5.49 per square foot). The lease expires May 31, 2008.

Equity Holdings

Charlottesville, Virginia

This 49,900 square foot warehouse facility was purchased June 1, 1999, and is 100% net leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $363,000 ($7.27 per square foot). The lease expires August 31, 2008.



Omaha, Nebraska

This 88,140 square foot warehouse facility was purchased December 11, 1998, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $516,000 ($5.85 per square foot). The lease expires October 31, 2008.



Liberty, Missouri

This 98,200 square foot warehouse facility was purchased August 26, 1998, and is 100% net-leased to Lear Corporation. The average annual rental income over the term of the lease is approximately $699,000 ($7.12 per square foot). The lease expires December 31, 2007.



Romulus, Michigan

This 72,000 square foot warehouse facility was purchased June 22, 1998, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $396,000 ($5.50 per square foot). The lease expires May 31, 2008.



Equity Holdings



Burr Ridge, Illinois

This 12,477 square foot warehouse facility was purchased December 9, 1997, and is 100% net-leased to the Sherwin-Williams Company. The average annual rental income over the term of the lease is $151,000 ($12.10 per square foot). The lease expires on October 31, 2009.



Teterboro, New Jersey

The Company is a partner in a limited liability company, Hollister '97, LLC, representing a 25% ownership interest. The sole business of this LLC is the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the agreement, the Company is to receive a cumulative preferred 11% annual return on its investment.



Schaumburg, Illinois

This 73,500 square foot warehouse facility was purchased June 11, 1997, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $463,000 ($6.30 per square foot). The lease expires March 31, 2007.



Fayetteville, North Carolina

This 148,000 square foot warehouse facility was purchased May 28, 1997, and is 100% net-leased to Belk Enterprises. The average annual rental income over the term of the Belk lease is approximately $470,000 ($3.18 per square foot). In 2003, Belk subleased the building to USC Solutions, but remains obligated under its lease which expires June 30, 2006.

Equity Holdings

O'Fallon, Missouri

This 102,135 square foot warehouse facility was purchased October 13, 1994, and is 100% net-leased to PPG Industries, Inc. The average annual rental income over the term of the lease is approximately $372,000 ($3.64 per square foot). The lease expires on June 30, 2006.



Richland, Mississippi

This 36,000 square foot warehouse facility was purchased March 29, 1994, and is 100% net-leased to Federal Express Corporation. In 2004 the lease was extended for a 10-year term and now expires on March 31, 2014. The annual rental income over the term of the ten year extension is $140,400 ($3.90 per square foot).



Urbandale, Iowa

This 36,150 square foot warehouse facility was purchased in March 31, 1994, and is 100% net-leased to Glazers Distributors of Iowa, Inc. The average annual rental income over the term of the lease is approximately $121,000 ($3.35 per square foot). The lease expires June 30, 2008.



Wichita, Kansas

This 44,136 square foot warehouse facility was purchased February 17, 1994, and is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $193,000 ($4.37 per square foot). Keebler has vacated the building but remains obligated under the lease, which expires May 31, 2005.



Equity Holdings



Franklin, Massachusetts

This 84,376 square foot warehouse facility was purchased October 19, 1993, and is 100% net-leased to Kellogg USA Inc. The average annual rental income over the term of the lease is approximately $516,000 ($6.12 per square foot). The lease expires January 31, 2007.



Jackson, Mississippi

This 26,340 square foot warehouse facility was purchased July 16, 1993. The property is currently vacant.



Greensboro, North Carolina

This 40,560 square foot warehouse facility was purchased April 15, 1993, and is 100% net-leased to Kellogg USA Inc. The average rental income over the term of the lease is approximately $215,000 ($5.30 per square foot). The lease expires February 28, 2006.



South Brunswick, New Jersey

This 144,520 square foot warehouse facility was purchased March 30, 1993, and is 100% net-leased to McMaster Carr Supply Company. The average annual rental income over the term of the lease is approximately $678,000 ($4.69 per square foot). The lease was extended in 2004 to March 31, 2006.

Equity Holdings

Orangeburg, New York

This 50,400 square foot warehouse facility was purchased November 25, 1992, and is 100% net-leased to Kellogg Sales Company. The lease was extended in 2004 to December 31, 2007. The annual rental income over the term of the lease extension is $340,000 ($6.75 per square foot).



Monaca, Pennsylvania

The Moor Industrial Park was originally purchased in 1973, sold to another company, and then reacquired January 1, 1988. The park consists of approximately 292,000 square feet of rentable space situated on 23 acres, and includes 1,200 feet of undeveloped river frontage. The leases are all short term at relatively low rents compared to the Company's other properties. The current annual gross rental income is approximately $400,000. At September 30, 2004 this property was 56% occupied (163,520 square feet; $2.45 per square foot of rented space).



Ramsey, New Jersey

Ramsey Industrial Park, consisting of a 44,719 square foot building located on East Crescent Avenue, was purchased February 27, 1969, and is 100% net-leased to Bogen Photo, Inc. The average annual rental income over the term of the lease is approximately $285,000 ($6.37 per square foot). The lease expires September 30, 2006.



Somerset, New Jersey

The Company owns a two-thirds undivided interest in this shopping center, with the remaining one-third interest owned by D&E Realty, an unrelated entity. All assets, liabilities, income and expense are allocated to the owners based upon their respective ownership percentages. The total rentable space in this shopping center is approximately 42,800 square feet. An additional 21,365 square feet of land was leased to Taco Bell, Inc., on which a freestanding restaurant was completed in 1993. At September 30, 2004, the center was 97% occupied. The main store lease expires on September 30, 2007. The Company's portion of the annual gross rental income on this facility was approximately $391,000 ($9.14 per square foot).



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"When valuing real estate companies, two key determinants are visibility of cash flow, and quality of cash flow. It has been our focus to build a company in which both of these metrics are consistently amongst the best in our sector."

Eugene W. Landy, President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________________ to ________________

Commission File Number 0-4258

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	22-1897375
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3499 Route 9 North, Suite 3-C, Freehold, NJ 07728
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (732)- 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the 12 preceding months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). X Yes __ No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 31, 2004 was $144,721,864. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 31, 2004 was $129,489,502.

There were 17,368,809 shares of common stock outstanding as of October 15, 2004.

Documents Incorporated by Reference: Exhibits incorporated by reference are listed in Part IV, Item 15 (a) (3).

TABLE OF CONTENTS

PART I

ITEM 1 – BUSINESS

General Development of the Business

Monmouth Real Estate Investment Corporation (the Company) is a corporation operating as a qualified real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code.

The Company was incorporated in 1968 as a Delaware Corporation. On May 15, 2003, the Company changed its state of incorporation from Delaware to Maryland (the Reincorporation). The Reincorporation was approved by the Company's shareholders at the Company's annual meeting on May 6, 2003.

The Company's primary business is the ownership of real estate. Its investment focus is to own net leased industrial property which are leased to credit tenants on long-term leases. In addition, the Company holds a portfolio of REIT securities.

Narrative Description of Business

Currently, the Company derives its income primarily from real estate rental operations. Rental and occupancy revenue was $21,329,500, $19,641,111 and $16,118,137 for the years ended September 30, 2004, 2003 and 2002, respectively. Total assets were $195,222,169 and $183,173,874 as of September 30, 2004 and 2003, respectively. The Company has approximately 3,734,000 square feet of property, of which approximately 1,223,000 square feet, or 33%, is leased to Federal Express Corporation (FDX) and subsidiaries and approximately 274,000 square feet, or 7%, is leased to Keebler Company, a subsidiary of the Kellogg Company. During 2004, 2003 and 2002 rental and occupancy charges from properties leased to these companies approximated 48%, 48% and 52%, respectively, of total rental and occupancy charges.

At September 30, 2004, the Company had investments in thirty-four properties. (See Item 2 for detailed description of the properties.) These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland and Arizona. All properties are managed by a management company. All properties are leased on a net basis except Monaca, Pennsylvania.

The Company competes with other investors in real estate for attractive investment opportunities. These investors include other "equity" real estate investment trusts, limited partnerships, syndications and private investors, among others. Competition in the market areas in which the Company operates is significant and affects acquisitions and/or development of properties, occupancy levels, rental rates, and operating expenses of certain properties. Management has built relationships with merchant builders which provide the Company with investment opportunities which fit the Company's investment policy.

Investment and Other Policies

The Company has a flexible investment policy concentrating its investments in the area of net-leased industrial properties. The Company's strategy is to obtain a favorable yield spread between the yield from the net-leased industrial properties and mortgage interest costs. The Company continues to purchase net-leased industrial properties, since management believes that there is a potential for long-term capital appreciation through investing in well-located industrial properties. There is the risk that, on expiration of current leases, the properties can become vacant or re-leased at lower rents. The results obtained by the Company by re-leasing the properties will depend on the market for industrial properties at that time.

In fiscal 2004, the Company purchased one net-leased industrial property, for a total cost of approximately $17,657,000. In fiscal 2005, the Company anticipates acquisitions of approximately $30,000,000. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan and private placements. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made. Because of the contingent nature of contracts to purchase real property, the Company announces acquisitions only upon closing.

The Company seeks to invest in well-located, modern buildings leased to credit worthy tenants on long-term leases. In management's opinion, newly built facilities leased to FDX or FDX subsidiaries meet this criteria. The Company has a concentration of properties leased to FDX and FDX subsidiaries. This is a risk factor that shareholders should consider. FDX is a publicly-owned corporation and information on its financial business operations is readily available to the Company's shareholders.

The Company operates as part of a group of three public companies (all REITs) which includes United Mobile Homes, Inc., Monmouth Capital Corporation, and Monmouth Real Estate Investment Corporation (the affiliated companies). Some general and administrative expenses are allocated between the three affiliated companies based on use or services provided. The Company currently has eleven employees. Allocations of salaries and benefits are made between the affiliated companies based on the amount of the employees' time dedicated to each affiliated company.

The Company does not have an advisory contract; however, all of the properties are managed by Cronheim Management Services, a division of David Cronheim Company. In 1998, the Company entered into a new management contract with Cronheim Management Services, a related party as defined in Note No. 9 to the Consolidated Financial Statements. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. Cronheim Management Services provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Cronheim Management Services received $299,392, $258,626 and $245,597, in 2004, 2003 and 2002, respectively, for the management of the properties. David Cronheim Company received $132,185, $14,377 and $20,194 in lease commissions in 2004, 2003 and 2002, respectively.

The Company is subject to various environmental regulatory requirements related to the ownership of real estate. Investments in real property have the potential for environmental liability on the part of the owner of such property. The Company is not aware of any environmental liabilities to the Company relating to the Company's investment properties which would have a material adverse effect on the Company's business, assets, or results of operations.

The Company continues to invest in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of the funds. The securities portfolio, to the extent not pledged to secure borrowing, provides the Company with liquidity and additional income. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities. From time to time the Company may use derivative instruments to mitigate interest rate risk.

Additional information about the Company can be found on the Company's website which is located at www.mreic.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by calling Investor Relations.

Risk Factors

Real Estate Industry Risks

The Company faces risks associated with local real estate conditions in areas where the Company owns properties. The Company may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of industrial properties in a local area or a decline in the attractiveness of our properties to tenants would have a negative effect on the Company.

Other factors that may affect general economic conditions or local real estate conditions include:

- population and demographic trends;

- zoning, use and other regulatory restrictions;
- income tax laws;
- changes in interest rates and availability and costs of financing;
- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

The Company may be unable to compete with its larger competitors and other alternatives available to tenants or potential tenants of our properties. The real estate business is highly competitive. The Company competes for properties with other real estate investors, including other real estate investment trusts, limited partnerships, syndications and private investors, many of whom have greater financial resources, revenues, and geographical diversity than the Company has. Furthermore, the Company competes for tenants with other property owners. All of the Company's industrial properties are subject to significant local competition. The Company also competes with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth.

The Company is subject to significant regulation that inhibits our activities and increases our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require management to modify the Company's properties. Future legislation may impose additional requirements. The Company cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with Our Properties

The Company may be unable to renew leases or relet space as leases expire. While management seeks to invest in well-located, modern buildings leased to credit-worthy tenants on long term leases, a number of the Company's properties are subject to short-term leases. When a lease expires, a tenant may elect not to renew it. Management may not be able to relet the property on similar terms, if the property may be relet at all. Management has established an annual budget for renovation and reletting expenses that management believes is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

The Company has been and may continue to be affected negatively by tenant financial difficulties and leasing delays. A general decline in the economy may result in a decline in the demand for industrial space. As a result, the Company's tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to the Company. The Company receives a substantial portion of our income as rents under long-term leases. If tenants are unable to comply with the terms of their leases because of rising costs or falling sales, management, in its sole discretion, may deem it advisable to modify lease terms to allow tenants to pay a lower rental or a smaller share of operating costs, taxes and insurance.

The Company may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit management's ability to vary the property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of the Company's property portfolio could adversely affect the Company's financial condition and ability to service debt and make distributions to our stockholders.

Environmental liabilities could affect the Company's profitability. The Company faces possible environmental liabilities. Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may affect adversely the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed on, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

Management is not aware of any environmental liabilities relating to the Company's investment properties which would have a material adverse effect on the business, assets, or results of operations. However, management cannot assure you that environmental liability claims will not arise in the future.

If our insurance coverage is inadequate or management cannot obtain acceptable insurance coverage, the Company operations could be materially adversely affected. Management generally maintains insurance policies related to the Company's business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. Although management believes that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of the Company's insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks

The Company faces risks generally associated with its debt. The Company finances a portion of its investments in properties and marketable securities through debt. This debt creates risks, including:

- rising interest rates on the floating rate debt;
- failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;
- refinancing terms less favorable than the terms of existing debt; and
- failure to meet required payments of principal and/or interest.

The Company faces risks associated with the use of debt to fund acquisitions, including refinancing risk. The Company is subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. Management anticipates that a portion of the principal of the Company's debt will not be repaid prior to maturity. Therefore, the Company will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, the Company's cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due. As a result, we may be forced to dispose of properties on disadvantageous terms.

Other Risks

Management may amend our business policies without the stockholders' approval. Our board of directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although the board of directors has no present intention to amend or reverse any of these policies, they may be amended or revised without notice to stockholders.

Accordingly, stockholders may not have control over changes in our policies. Management cannot assure stockholders that changes in our policies will serve fully the interests of all stockholders.

The market value of the Common Stock could decrease based on the Company's performance and market perception and conditions. The market value of the Company's Common Stock may be based primarily upon the market's perception of the Company's growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of the Company's underlying assets. The market price of the Company's Common Stock is influenced by, among other things, the dividend on the Company's Common Stock relative to market interest rates. Rising interest rates may lead potential buyers of the Company's Common Stock to expect a higher dividend rate, which would adversely affect the market price of the Common Stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the Company's ability to service our indebtedness and pay dividends.

There are restrictions on the transfer of the Company's Common Stock. To maintain the Company's qualification as a REIT under the Internal Revenue Code of 1986 (the Code), no more than 50% in value of the Company's outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, the Company's charter and bylaws contain provisions restricting the transfer of the Company's Common Stock.

The Company's earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, management invests in and owns securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, the Company's earnings could be adversely affected.

The Company is subject to restrictions that may impede management's ability to effect a change in control. Certain provisions contained in the Company's charter and bylaws, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control.

The Company may fail to qualify as a REIT. If the Company fails to qualify as a REIT, the Company will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service.

Furthermore, the Company would no longer be required to make any distributions to the Company's stockholders as a condition to REIT qualification. Any distributions to stockholders that otherwise would have been subject to tax as capital gain dividends would be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

ITEM 1 – BUSINESS, (CONT'D.)

To qualify as a REIT, and to continue to qualify as a REIT, the Company must comply with certain highly technical and complex requirements. The Company cannot be certain it has complied, and will always be able to comply, with these requirements. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to continue to qualify as a REIT. The Company cannot assure stockholders that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to the Company's qualification as a REIT or with respect to the Federal income tax consequences of qualification. The Company believes that it has qualified as a REIT since its inception and intends to continue to qualify as a REIT. However, the Company cannot assure you that the Company is qualified or will remain qualified.

The Company may be unable to comply with the strict income distribution requirements applicable to REITs. To obtain the favorable tax treatment associated with qualifying as a REIT, among other requirements, the Company is required each year to distribute to its stockholders at least 90% of its REIT taxable income. The Company will be subject to corporate income tax on any undistributed REIT taxable income. In addition, we will incur a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than the sum of (i) 85% of our ordinary income for the year, (ii) 95% of our capital gain net income for the year, and (iii) any undistributed taxable income from prior years. The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT (and to avoid corporate income tax and the 4% excise tax), even if conditions were not favorable for borrowing.

Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on our income and property. For example, the Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. The Company may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

ITEM 2 - DETAILED DESCRIPTION OF PROPERTIES

The Company operates as a real estate investment trust. Its portfolio is primarily in real estate holdings, some of which have been long-term holdings carried on the financial statements of the Company at depreciated cost. It is believed that their current market values exceed both the original cost and the depreciated cost.

The following table sets forth certain information concerning the Company's real estate investments as of September 30, 2004:

State	City	Fiscal Year Acquisition	Type	Square Footage	Mortgage Balance 9/30/2004	Tenant	Estimated Annual Rent	Lease Expiration
AZ	Tolleson	2003	Industrial	288,211	$10,146,307	Western Container Corp	$1,243,000	4/30/2012
CT	Newington	2001	Industrial	54,812	2,127,778	Keebler Company	340,000	2/28/2011
FL	Ft. Myers	2003	Industrial	90,020	3,045,095	Fedex Ground Package System. Inc	400,000	10/31/2011
FL	Jacksonville	1999	Industrial	95,883	3,209,738	Federal Express Corporation	526,000	5/31/2008
FL	Tampa	2004	Industrial	170,779	12,603,145	Fedex Ground Package System. Inc	1,412,000	1/31/2019
IL	Schaumburg	1997	Industrial	73,500	2,340,730	Federal Express Corporation	463,000	3/31/2007
IL	Burr Ridge	1997	Industrial	12,477	821,422	Sherwin-Wiliams Company	151,000	10/31/2009
IL	Granite City	2001	Industrial	184,800	8,349,161	Anheuser-Busch, Inc.	1,147,000	5/31/2011
IL	Elgin	2002	Industrial	89,052	4,520,616	Reynolds Metals Company	614,000	1/31/2012
IO	Urbandale	1994	Industrial	36,150	-0-	Glazers Distributors of Iowa, Inc.	121,000	6/30/2008
KS	Wichita	1994	Industrial	44,136	-0-	Keebler Company (4)	193,000	5/31/2005
KS	Edwardsville	2003	Industrial	179,280	4,507,576	Carlisle Tire & Wheel Company	671,000	5/31/2012
MA	Franklin	1994	Industrial	84,376	-0-	Keebler Company	516,000	1/31/2007
MD	Beltsville	2001	Industrial	109,705	5,157,949	Fedex Ground Package System. Inc	892,000	12/31/2010
MI	Romulus	1998	Industrial	72,000	1,996,698	Federal Express Corporation	396,000	5/31/2008
MO	O' Fallon	1994	Industrial	102,135	860,835	PPG Industries	372,000	6/30/2006
MO	Liberty	1998	Industrial	98,200	3,355,368	Johnson Controls, Inc. (3)	699,000	12/31/2007
MO	St. Joseph	2001	Industrial	388,671	7,591,972	Mead Corporation	1,239,000	11/30/2015
MS	Jackson	1993	Industrial	26,340	308,344	Oxford Auto Alabama	145,000	month to month
MS	Richland	1994	Industrial	36,000	-0-	Federal Express Corporation	140,000	3/31/2014
NC	Fayetteville	1997	Industrial	148,000	2,668,864	Belk Enterprises, Inc. (2)	470,000	6/30/2006
NC	Greensboro	1993	Industrial	40,560	-0-	Keebler Company	215,000	2/28/2006
NC	Monroe	2001	Industrial	160,000	3,574,850	Hughs Supply, Inc.	589,000	10/31/2011
NC	Winston-Salem	2002	Industrial	106,507	4,480,339	Fedex Ground Package System. Inc	637,000	12/31/2011
NE	Omaha	1999	Industrial	88,140	3,014,301	Federal Express Corporation	516,000	10/31/2008
NJ	Ramsey	1969	Industrial	44,719	-0-	Bogen Photo, Inc.	285,000	9/30/2006
NJ	South Brunswick	1993	Industrial	144,520	-0-	McMaster Carr Supply	673,000	3/31/2006
NJ	Somerset (1)	1970	Shopping Center	42,800	-0-	various	391,000	various
NY	Orangeburg	1993	Industrial	50,400	-0-	Keebler Company	390,000	12/31/2007
OH	Union Township	2000	Industrial	103,818	2,435,553	RPS Ground	493,000	8/31/2013
PA	Monaca	1977	Industrial	291,474	-0-	various	400,000	various
VA	Charlottesville	1999	Industrial	49,900	2,087,804	Federal Express Corporation	363,000	8/31/2008
VA	Richmond	2001	Industrial	112,799	4,647,320	Federal Express Corporation	707,000	10/21/2009
WI	Cudahy	2001	Industrial	114,123	3,679,198	Fedex Ground Package System. Inc	572,000	3/31/2011
				3,734,287	$ 97,530,963		$ 18,381,000	

(1) The Company has an undivided 2/3 interest in the property. Estimated annual rent reflects the Company's proportionate share of the total rent on this property.
(2) Subleased to USC Solutions.
(3) Subleased to Leer Corporation.
(4) Tenant has vacated but honors lease.

ITEM 2 - DETAILED DESCRIPTION OF PROPERTIES, (CONT'D)

The Company's weighted-average lease expiration was 5.7 years at September 30, 2004 and the Company's occupancy rate was 95%. All properties were occupied 100% at September 30, 2004 except for Monaca, PA (56% occupied) and Wichita, KS (vacant but Keebler continues to honor lease).

The Company is a partner in a limited liability company, Hollister '97, LLC, representing a 25% ownership interest. The sole business of this LLC is the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the agreement, the Company is to receive a cumulative preferred 11% annual return on its investment.

ITEM 3 – LEGAL PROCEEDINGS

None.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fiscal fourth quarter of 2004.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ symbol MNRTA). The per share range of high and low market prices and distributions paid to shareholders during each quarter of the last two years were as follows:

	2004 Market Price				2003 Market Price		
Fiscal Qtr.	High	Low	Distrib.	Fiscal Qtr.	High	Low	Distrib.
First	8.80	8.11	$.145	First	7.17	6.70	$.145
Second	9.33	8.65	.145	Second	7.90	6.70	.145
Third	8.99	7.39	.145	Third	8.80	7.36	.145
Fourth	8.50	7.76	.145	Fourth	8.77	7.31	.145
			$ .58				$ .58

The over-the-counter market quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

On September 30, 2004, the closing price was $8.34.

As of September 30, 2004, there were approximately 1,174 shareholders of record who held shares of common stock of the Company.

It is the Company's intention to continue distributing quarterly dividends. On October 1, 2004 the Company declared a dividend of $.145 per share to be paid on December 15, 2004 to shareholders of record on November 15, 2004. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (CONT'D.)

Equity Compensation Plan Information

The following table summarizes information, as of September 30, 2004, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	609,000	$7.22	495,000
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	609,000	$7.22	495,000

ITEM 6 – SELECTED FINANCIAL DATA

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended September 30, 2004. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	September 30,				
OPERATING DATA:	**2004**	**2003**	**2002**	**2001**	**2000**
Rental Income and Occupancy Charges	$ 21,329,500	$ 19,641,111	$ 16,118,137	$ 11,979,886	$ 9,681,109
Gains on Securities Transactions, Net	1,714,395	1,018,862	909,704	632,492	110,960
Total Expenses	10,303,360	9,432,000	7,452,125	5,649,704	4,684,451
(Loss) Gain on Sales of Assets - Investment Property	-0-	-0-	(175,376)	-0-	88,631
Net Income	7,672,635	6,120,343	4,478,145	4,123,054	3,589,397
Interest Expense	6,979,007	6,906,078	6,059,415	4,590,757	3,334,861
Net Income Per Share - Basic and Diluted	.47	.44	.40	.43	.44
BALANCE SHEET DATA:					
Total Assets	$195,222,169	$183,173,874	$149,011,493	$119,433,470	$86,003,905
Real Estate Investments, Net	166,879,808	152,770,335	129,107,256	102,722,084	65,893,693
Mortgage Notes Payable	97,530,963	90,909,299	78,220,163	60,424,754	36,104,743
Shareholders' Equity	92,907,840	78,313,289	59,005,016	49,929,539	41,013,926
CASH FLOW DATA:					
Net Cash Provided (Used) By:					
Operating Activities	$ 10,385,410	$9,725,898	$6,792,043	$4,785,236	$4,583,749
Investing Activities	(15,215,218)	(35,417,062)	(30,564,641)	(32,301,411)	(8,283,278)
Financing Activities	4,684,267	26,068,148	24,318,591	27,149,664	2,971,162
OTHER INFORMATION:					
Average Number of Shares Outstanding - Basic	16,206,433	13,844,056	11,177,294	9,504,806	8,078,877
Funds from Operations*	$ 11,718,456	$9,680,489	$ 7,594,618	$ 6,289,381	$ 5,203,753
Cash Dividends Per Share	.58	.58	.58	.58	.58

ITEM 6 – SELECTED FINANCIAL DATA, (CONT'D.)

* Funds from operations (FFO), is defined as net income, excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trusts (REITs). The Company believes that FFO is helpful to investors as one of several measures of the performance of a REIT. FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding the Company's financial performance.

FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2004	2003	2002	2001	2000
Net Income	$ 7,672,635	$6,120,343	$ 4,478,145	$ 4,123,054	$3,589,397
(Gain) Loss on Sales of Depreciable Assets	-0-	-0-	175,376	-0-	(88,631)
Depreciation	4,045,821	3,560,146	2,941,097	2,166,327	1,702,987
FFO	$11,718,456	$9,680,489	$7,594,618	$6,289,381	$5,203,753

SUMMARY OF OPERATIONS BY PROPERTY
FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003	2002	2001	2000
Net Rental Income (Loss):					
Somerset, New Jersey	$ 342,446	$ 293,177	$ 166,747	$ 270,716	$ 247,795
Ramsey, New Jersey	226,404	232,785	222,078	114,702	157,488
Monaca, Pennsylvania	105,876	127,727	102,897	145,484	187,031
Orangeburg, New York	212,764	181,752	161,000	155,249	220,767
South Brunswick, New Jersey	513,717	489,916	505,744	448,308	412,634
Greensboro, North Carolina	147,773	224,251	220,285	207,361	192,358
Jackson, Mississippi	73,524	91,898	88,510	78,996	72,937
Franklin, Massachusetts	378,519	356,356	330,752	307,996	278,733
Wichita, Kansas	199,561	142,352	67,243	53,132	31,117
Urbandale, Iowa	62,302	47,250	38,001	28,631	88,628
Richland, Mississippi	96,643	87,263	80,056	69,508	58,738
O'Fallon, Missouri	215,267	199,537	177,225	130,480	101,646
Virginia Beach, Virginia*	-0-	-0-	(320,181)	(56,485)	110,359
Fayetteville, North Carolina	134,746	126,549	119,903	107,017	89,158
Schaumburg, Illinois	155,394	120,885	130,583	105,769	80,094
Burr Ridge, Illinois	53,248	41,206	39,595	33,355	41,756
Romulus, Michigan	142,485	130,652	118,385	104,130	93,874
Liberty, Missouri	283,994	264,945	243,747	222,353	206,755
Omaha, Nebraska	174,614	159,407	145,288	126,956	113,526
Charlottesville, Virginia	134,548	120,371	116,247	105,075	94,450
Jacksonville, Florida	167,252	163,079	140,924	132,789	114,921
Union Township, Ohio	180,147	94,872	75,140	62,314	41,177
Richmond, Virginia	240,531	224,077	320,576	198,862	-0-
St. Joseph, Missouri	289,766	222,808	190,325	155,660	-0-
Newington, Connecticut	80,989	73,400	66,321	26,670	-0-
Cudahy, Wisconsin	116,922	109,891	88,637	35,275	-0-
Beltsville, Maryland	335,192	316,619	299,699	115,176	-0-
Granite City, Illinois	213,433	184,984	299,672	-0-	-0-
Monroe, North Carolina	201,610	164,180	185,450	-0-	-0-
Winston-Salem, North Carolina	164,163	149,097	123,007	-0-	-0-
Elgin, Illinois	143,540	133,700	55,468	-0-	-0-
Tolleson, Arizona	291,136	376,824	-0-	-0-	-0-
Ft. Myers, Florida	132,752	136,885	-0-	-0-	-0-
Edwardsville, Kansas	175,384	99,440	-0-	-0-	-0-
Tampa, Florida	208,765	-0-	-0-	-0-	-0-
Net Rental Income	6,595,407	5,888,135	4,599,324	3,485,479	3,035,942
Net Investment and Other Income	3,104,554	2,204,780	1,583,425	1,613,977	1,253,695
TOTAL	9,699,961	8,092,915	6,182,749	5,099,456	4,289,637
General & Administrative Expenses	(2,027,326)	(1,972,572)	(1,529,228)	(976,402)	(788,871)
Income Before (Loss) Gain on Sale of Assets-Investment Property	7,672,635	6,120,343	4,653,521	4,123,054	3,500,766
(Loss) Gain on Sale of Assets – Investment Property	-0-	-0-	(175,376)	-0-	88,631
NET INCOME	$ 7,672,635	$ 6,120,343	$ 4,478,145	$ 4,123,054	$ 3,589,397

*Sold in May, 2002.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The Company is a real estate investment trust (REIT). The Company's primary business is the ownership and management of industrial buildings subject to long-term leases to credit tenants. The Company owns thirty-three industrial properties and one shopping center with a total of 3,734,000 square feet. Total real estate investments were $166,879,808 at September 30, 2004. These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland, and Arizona. At September 30, 2004, the Company's weighted average lease expiration term was 5.7 years and the Company's occupancy rate was 95%.

In February 2004, the Company purchased a 170,779 square foot industrial building in Tampa, Florida for approximately $17,657,000. The building is 100% net leased to FedEx Ground Package Systems, Inc. a subsidiary of Federal Express Corporation, for 15 years. The Company obtained a mortgage of $12,800,000 at a rate of 6% which matures on March 1, 2019.

The Company has a concentration of Federal Express Corporation and subsidiary (FDX) leased properties. At September 30, 2004, the percentage of FDX leased square footage as a total of the Company's rental space is 33%, with 14% leased with Federal Express Corporation and 19% with Federal Express subsidiaries. This is a risk factor that shareholders should consider.

The Company intends to increase its real estate investments and expects to invest approximately $30,000,000 in acquisitions of real property in fiscal year 2005. The growth of the real estate portfolio depends on the availability of suitable properties which meet the Company's investment criteria. Competition in the market areas in which the Company operates is significant and affects acquisitions, occupancy levels, rental rates and operating expenses of certain properties.

The Company also holds a portfolio of securities of other REITs with a balance of $23,084,270 at September 30, 2004. The Company invests in REIT securities on margin from time to time when the Company can achieve an adequate yield spread and when suitable acquisitions of real property cannot be found. At September 30, 2004, the Company's portfolio consisted of 63% preferred stocks, 26% common stocks and 11% debentures. The REIT securities portfolio provides the Company with liquidity and additional income until suitable acquisitions of real property are found.

The Company's revenue primarily consists of rental and reimbursement income from the ownership of industrial rental property. Revenues also include interest and dividend income, gain (loss) on sales of securities transactions and income from an equity investment. Total rental and occupancy revenue increased 9% for the year ended September 30, 2004 as compared to the year ended September 30, 2003. Net income per share increased 7% for the year ended

September 30, 2004 as compared to the year ended September 30, 2003. The increase in revenue and net income per share was due mainly to property acquisitions and increased gain on securities available for sale partially offset by an increase of average shares outstanding.

See PART I, Item 1 – Business for a more complete discussion of the economic and industry-wide factors relevant to the Company and the opportunities and challenges, and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following significant accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note 1 in the notes to the Company's consolidated financial statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (Statement 144) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, leasing commissions and intangible assets, including in-place leases and above and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property determined by third party appraisal of the property obtained in conjunction with the purchase. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles, which is included as a component of Other Assets, is amortized to expense over the remaining lease term. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions above and below market leases and the in-place lease value is immediately charged to expense.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. Management individually reviews and evaluates our marketable securities for impairment on an annual basis, or when events or circumstances occur. Management considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security shall be written down to fair value as the new cost basis.

Estimates and Revenue Recognition

Estimates are used to establish amounts receivable and revenue from tenants for such things as annualized rents, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to whether a provision for allowance for doubtful accounts receivable is necessary. The allowance for doubtful accounts reflects management's estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from our estimates, or if the Company's tenants' financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (CONT'D)

Results of Operation

The Company's activities primarily generate rental income. Net income for the fiscal year ended September 30, 2004 was $7,672,635 as compared to $6,120,343 in 2003 and $4,478,145 in 2002. Net rental income, defined as rental and occupancy charges reduced by direct operating expenses, management fees, interest and depreciation, for the fiscal year ended September 30, 2004 was $6,595,407 as compared to $5,888,135 in 2003 and $4,599,324 in 2002.

Net rental income increased $707,272 in 2004 as compared to 2003. The increase is due mainly to the addition of the net rental income related to the Tampa, Florida property, the full year of ownership of the properties purchased in 2003 (see below) and increased rent from the expansion of the Union Twp, Ohio property. The increase is also due to decreased interest expense on the Wichita, Kansas, and St. Joseph, Missouri properties due to loan payoffs in 2004. The increase was partially offset by decreased rent at the Greensboro, North Carolina property due to a 2-year lease extension at a decreased rental rate and an increase in depreciation on the Tolleson, Arizona property due to a full year of ownership.

Net rental income increased $1,288,811 in 2003 as compared to 2002. The increase is due mainly to the addition of the net rental income related to the acquisitions of properties made in 2003 at Tolleson, Arizona, Ft. Myers, Florida and Edwardsville, Kansas and the selling of the property at Virginia Beach, Virginia in 2002 which had produced a net rental loss in 2002. The Company also paid off the mortgage on the Wichita, Kansas property during 2003 resulting in an interest savings in 2003 as compared to 2002. These increases were partially offset by a decrease in the net rental income at the Granite City, Illinois property due to a full year of depreciation in 2003 as compared with partial year depreciation in 2002.

The Company also generated net investment income from its investments in securities available for sale and Hollister '97 LLC. These securities had an average dividend yield of approximately 7.56% and 8.6% during 2004 and 2003, respectively. Net investment and other income, which includes interest and dividend income, realized gains (losses) on securities available for sale, net reduced by margin loan interest expense increased $899,774 in 2004 as compared to 2003 due primarily to an increase in interest and dividend income and an increase in the gain on securities available for sale transactions, net. Net investment and other income increased $621,355 in 2003 as compared to 2002 due primarily to an increase in dividend and interest income and a increase in the gain on securities transactions net. Gain on securities available for sale transactions, net amounted to $1,714,395, $1,018,862, and 909,704 for 2004, 2003, and 2002, respectively.

Interest expense increased $72,929 in 2004 as compared to 2003 and $846,663 in 2003 compared to 2002. The increases are primarily due to the mortgages related to the acquisitions of one industrial property in 2004 and three industrial properties in 2003.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (CONT'D)

Real estate taxes increased $301,072 in 2004 as compared to 2003 and $759,707 in 2003 as compared to 2002 due to the property acquisitions. The tenants related to the acquisitions in 2004 and 2003 are subject to net leases which require the tenants to absorb the real estate taxes as well as insurance and the majority of the repairs and maintenance. As such, the Company is reimbursed by the tenants for these real estate taxes.

Professional fees decreased $187,972 in 2004 as compared to 2003. The decrease is due to legal fees incurred in 2003 relating to the reincorporation of the Company from Delaware to Maryland and the related shareholder lawsuit which was settled in fiscal 2003. Professional fees increased $76,507 in 2003 as compared to 2002. Legal fees in 2002 related to various SEC filings and research on the reincorporation.

Operating expenses in 2004 were consistent with 2003. Operating expenses increased $135,537 in 2003 as compared to 2002. The increase in 2003 is due mainly to un-reimbursed insurance costs related to the new acquisitions and increased repairs and maintenance.

Office and general expenses increased $209,254 in 2004 as compared to 2003 and increased $352,496 in 2003 as compared to 2002. The increase relates mainly to increases in personnel costs due to additional employees and increases in franchise taxes as the Company enters new states (Arizona and Kansas in 2003). The Company has been active in acquisitions and is expanding its operations. Total assets increased from approximately $119,000,000 as of September 30, 2001 to approximately $195,000,000 as of September 30, 2004.

During 2002, the Company sold the warehouse facility in Virginia Beach, VA for a net loss of $175,376.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not executed any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of September 30, 2004:

Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Mortgage Notes Payable	$ 97,530,963	$ 5,484,926	$14,432,847	$12,973,896	$64,639,294
Retirement Benefits	605,293	-0-	-0-	-0-	605,293
Purchase of Property	19,125,000	19,125,000	-0-	-0-	-0-
Total	$117,261,256	$24,609,926	$14,432,847	$12,973,896	$65,244,587

Mortgage notes payable represents the principal amounts outstanding by scheduled maturity. The interest rates on these mortgages are fixed rates ranging from 5.8% to 8.5%. The above table does not include the Company's obligation under its line of credit and margin loan as described in Note 6 of the Notes to Consolidated Financial Statements.

Retirement benefits represent post-retirement benefits that are not funded and therefore will be paid from the assets of the Company.

Purchase of property represents the purchase price of industrial buildings in Denver, Colorado and Hanahan, South Carolina. These purchases were completed on October 28, 2004 and December 6, 2004, respectively. (see Note 15 of the Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. At September 30, 2004, the Company's shareholders' equity increased to $92,907,840 as compared to $78,313,289 at September 30, 2003, principally due to proceeds from the dividend reinvestment and stock purchase plan, and the proceeds from a private placement partially offset by dividends and decreases in unrealized gains on securities available for sale. See further discussion below.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan (DRIP), proceeds from private placements, and access to the capital markets. Purchases of new properties, payments of expenses related to real estate operations, capital improvements programs, debt service, management and professional fees, and dividend requirements place demands on the Company's liquidity.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

Management does not see an indication that material factors are present that may negatively impact cash flows. The Company is not aware of adverse trends, demands, commitments, events or uncertainties that are reasonably likely to have an impact on the Company's liquidity. The Company owns securities available for sale of $23,084,270 subject to margin loans of $1,261,901 at September 30, 2004. At September 30, 2004, the Company owned thirty-four properties of which 10 have no mortgages. These marketable securities and non-mortgaged properties provide the Company with additional liquidity. The Company has been raising capital through its DRIP and private placements and investing in net leased industrial properties. The Company believes that funds generated from operations and the DRIP, the funds available on the line of credit, together with the ability to finance and refinance its properties and sell marketable securities will provide sufficient funds to adequately meet its obligations over the next several years.

The Company's focus is on real estate investments. During the past ten years, the Company purchased thirty-two net-leased warehouse facilities at an aggregate cost of approximately $183,894,000. The Company financed these purchases primarily through mortgages on its acquisitions. The Company also has a secured $15,000,000 line of credit of which approximately $13,700,000 was available at September 30, 2004. Interest is at the bank's floating prime (4.50% at September 30, 2004) and is due monthly. The line expires in May, 2006.

During 2004, the Company made one acquisition totaling approximately $17,657,000. The Company expects to make additional real estate investments from time to time. In fiscal 2005, the Company plans to acquire approximately $30,000,000 of net-leased industrial properties. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings and proceeds from the Dividend Reinvestment and Stock Purchase Plan or private placements. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company also invests in debt and equity securities of other REITs as a proxy for real estate when suitable acquisitions are not available, for liquidity, and for additional income. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. During fiscal 2004, the Company's securities portfolio decreased by $2,337,281 primarily due to sales of approximately $9,229,076 and a decrease in the unrealized gain of approximately $1,141,835 partially offset by purchases of $8,033,630.

Cash flows provided from operating activities were $10,385,410, $9,725,898 and $6,792,043 for fiscal year 2004, 2003 and 2002, respectively. The increases in cash provided from operating activities resulted primarily from the operations of the property acquisitions of approximately $17,657,000 in 2004 and $26,200,000 in 2003.

Cash flows used in investing activities were $15,215,218, $35,417,062 and $30,564,641 for fiscal year 2004, 2003 and 2002, respectively. Cash flows used in investing activities decreased in 2004 as compared to 2003 due mainly to the decreases in securities purchases, capital improvements and acquisitions and increased in 2003 as compared to 2002 due mainly to the increase in securities purchases.

Cash flows provided from financing activities were $4,684,267, $26,068,148, and $24,318,591 for fiscal year 2004, 2003 and 2002, respectively. Cash flows from financing activities decreased in 2004 as compared to 2003 due mainly to decreased proceeds from mortgages, an increase in payments on loans, and a decrease in issuance of common stock through private placements. The Company sold $4,050,000 and $8,324,901 during 2004 and 2003, respectively, of common stock through private placements. Cash flows provided from financing activities increased in 2003 as compared to 2002 due mainly to an increase in cash from the issuance of common stock. The Company sold common stock in a private placement as noted above in addition to common stock sold through the Dividend Reinvestment and Stock Purchase Plan. See further explanation below.

At September 30, 2004, the Company had total liabilities of $102,314,329 and total assets of $195,222,169. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

During 2004, the Company paid $9,426,915 as a dividend of $0.58 per share. Management anticipates maintaining the annual dividend rate of $0.58 per share although no assurances can be given since various economic factors can reduce the amount of cash flow available to the Company for dividends. Of the $9,426,915 in dividends paid, $3,531,838 was reinvested in the Dividend Reinvestment and Stock Purchase Plan.

The Company has a DRIP, in which participants purchase stock from the Company at a price at approximately 95% of market. During 2004, a total of $12,532,541 in additional capital was raised through the DRIP. It is anticipated, although no assurances can be given, that a comparable level of participation will continue in the DRIP in fiscal 2005. Therefore, the Company anticipates that the DRIP will result in further increased liquidity and capital resources in fiscal 2005.

In January 2004, the Company issued 500,000 shares in a private placement for consideration of $4,050,000 or $8.10 per share. The proceeds of the private placement were used for working capital and to pay down the Company's outstanding line of credit and margin loan. The Company incurred approximately $67,993 in offering costs related to this private placement which were recorded as a reduction to Additional Paid-In Capital.

During the year ended September 30, 2004, four directors and employees exercised their stock options and purchased 131,500 shares for a total of $830,705. During the year ended September 30, 2003, two directors exercised their stock options and purchased 9,500 shares for a total of $52,875. During the year ended September 30, 2002, nine officers, directors and key employees exercised their stock options and purchased 255,000 shares for a total of $1,617,488. Of this amount, 225,000 shares, for a total of $1,617,488, were exercised through the issuance of notes receivable from officers. These notes receivable are at an interest rate of 5%, mature on April 30, 2012 and are collateralized by the underlying common shares. As of September 30, 2004, the balance of these notes receivable was $1,215,938.

New Accounting Pronouncements

FASB Interpretation No. 46, Consolidation of Variable Interest Entities "FIN 46" was issued in January 2003 and was reissued as FASB Interpretation No. 46 (revised December 2003) (FIN 46R). For public entities, FIN 46 or FIN 46R is applicable to all special-purpose entities (SPEs) in which the entity holds a variable interest no later than the end of the first reporting period ending after December 15, 2003, and immediately to all entities created after January 31, 2003. The effective dates of FIN 46R vary depending on the type of reporting enterprise and the type of entity that the enterprise is involved with. FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R provides guidance on the identification of entities controlled through means other than voting rights. FIN 46 and FIN 46R specifies how a business enterprise should evaluate its involvement in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. Conversely, effective dispersion of risks among the parties involved requires that a company that previously consolidated a special purpose entity, upon adoption of FIN 46 or FIN 46R, to deconsolidate such entity. This interpretation did not have a material impact on the Company's consolidated financial statements.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and acquisitions of the Company's real estate investment portfolio. The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of September 30, 2004, concerning the Company's debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value:

Long –Term Debt: Fixed Rate	Fiscal	Carrying Value	Average Interest Rate	Fair Value
	2005	$ -0-	-0-	
	2006	-0-	-0-	
	2007	2,668,864	7.80%	
	2008	1,169,179	8.5%	
	2009	-0-	-0-	
	Thereafter	93,692,920	6.99%	
	Total	$ 97,530,963	7.03%	$ 100,508,994

The Company also has $1,361,198 in variable rate debt maturing in May, 2006. This debt is a line of credit. The interest is at the bank's floating prime rate and is due monthly. The interest rate was 4.50% at September 30, 2004. Additionally, the Company has $1,261,901 in variable rate debt due on demand. This debt is primarily margin loans secured by marketable securities. The interest rate on these loans was 3.5% at September 30, 2004. The Company has $13,638,802 available on this $15,000,000 line. The carrying value of the Company's variable rate debt approximates fair value at September 30, 2004.

The Company also invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Part VI, Item 15 (a) (1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2004	12/31/03	3/31/04	6/30/04	9/30/04
Rental and Occupancy Charges	$5,047,924	$5,317,297	$5,453,966	$5,510,313
Total Expenses	2,410,910	2,665,121	2,477,926	2,749,403
Other Income (Expense) (1)	117,869	(565,644)	(1,187,292)	(1,718,438)
Net Income	2,754,883	2,086,532	1,788,748	1,042,472
Net Income per Share	.18	.13	.11	.05

FISCAL 2003	12/31/02	3/31/03	6/30/03	9/30/03
Rental and Occupancy Charges	$4,653,072	$4,648,203	$5,109,109	$5,230,727
Total Expenses	2,094,910	2,236,314	2,399,152	2,701,624
Other Income (Expense)	(1,119,734)	(1,269,760)	(679,046)	(1,020,228)
Net Income	1,438,428	1,142,129	2,030,911	1,508,875
Net Income Per Share	.12	.08	.14	.10

(1) Fluctuations are due to level of gains on securities transactions recognized in the respective quarters.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A - CONTROLS AND PROCEDURES

The Company's President and Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Company's management, have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company's President and Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

The Company's President and Chief Executive Officer and Chief Financial Officer have also concluded that there have not been any changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B – OTHER INFORMATION

None

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following are the Directors and Executive Officers of the Company as of September 30, 2004:

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Anna T. Chew	46	Chief Financial Officer (1991 to present) Certified Public Accountant. Director (1991-2004). Vice President (1995 to present) and Director (1994 to present) of United Mobile Homes, Inc., an affiliated company. Chief Financial Officer (1991 to present of Monmouth Capital Corporation, an affiliated company.	N/A
Daniel D. Cronheim	50	Director. Attorney at Law (1982 to present); Executive Vice President (1989 to present) and General Counsel (1983 to present) of David Cronheim Company. President (1997 to present) of David Cronheim Mortgage Company; President (2000 to present) of Cronheim Management Services, Inc. and Director (2000 to present) of Hilltop Community Bank.	1989
Neal Herstik	45	Attorney at Law, Gross, Truss & Herstik, PC (1997 to present); Director of Monmouth Capital Corporation (2002 to present); First Vice President, Marlboro Community Players, Inc., a non-profit corporation (2000 to 2002); Co-founder and former President, Manalapan-Englishtown Education Foundation, Inc., a non-profit corporation (1995 to 2001).	2004
Matthew I. Hirsch	45	Director. Attorney at law (1985 to present); Adjunct Professor of Law (1993 to present) Widener University School of Law.	2000

Name	**Age**	**Present Position with the Company; Business Experience During Past Five Years; Other Directorships**	**Director Since**
Eugene W. Landy	70	President (1968 to present) and Director. Attorney at Law; President and Director (1961 to present) of Monmouth Capital Corporation, an affiliated company; Chairman of the Board (1995 to present), President (1969 to present) of United Mobile Homes, Inc., an affiliated company.	1968
Michael P. Landy	42	Vice President - Investments. Executive Vice President (2001 to present) of Monmouth Capital Corporation, an affiliated company; Vice President – Investments (2001 to present) of United Mobile Homes, Inc., an affiliated company, President (1998 to 2001) of Siam Records, LLC; Chief Engineer and Technical Director (1987 to 1998) of GRP Recording Company.	N/A
Samuel A. Landy	44	Director. Attorney at Law (1985 to present); President (1995 to present), Vice President (1991 to 1995) and Director (1992 to present) of United Mobile Homes, Inc., an affiliated company; Director (1994 to 2004) of Monmouth Capital Corporation, an affiliated company.	1989
Cynthia J. Morgenstern	35	Executive Vice President and Director. Vice President (1996 to 2001) Summit Bank, Commercial Real Estate Division.	2002
John R. Sampson	50	Director. Managing Director and co-founder, Kalorama Partners, LLC, a strategic consulting company (2003 to present); Senior Portfolio Manager (1998 to 2002) at Fox Asset Management, LLC, a registered investment advisor that manages equity, fixed income and balanced portfolios; Principal (1995 to 1998) at Pharos Management and Principia Partners LLC, which specialize in fixed income consulting and research for the securities industry.	2001

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT (CONT'D)

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Maureen E. Vecere	35	Controller (2003 to present) and Treasurer (2004 to present). Certified Public Accountant; Audit Manager (1996-2003), KPMG LLP. Controller (2003 to present) and Treasurer (2004 to present) of Monmouth Capital Corporation, an affiliated company	N/A
Peter J. Weidhorn	57	Director. Investor; Director (2000–2003) of real estate acquisitions at Kushner Companies; Chairman of the Board, President/CEO (1998-2000) WNY Group, Inc. a real estate investment trust that owned and operated 8,000 apartments prior to its sale to the Kushner Companies; Director BNP Residential Properties, Inc. (2001 to present) Director of The Community Development Trust, Inc. (2003 to present); Trustee of the CentraState Healthcare Foundation, Inc. and Vice Chairman and Trustee of the Union for Reform Judaism.	2001
Stephen B. Wolgin	50	Director. Principal of U.S. Real Estate Advisors, Inc. (2000 to present), a real estate advisory services group based in New York; Principal of the Wolgin Group (2000-2003); prior affiliations with J.P. Morgan, Odyssey Associates, The Prudential Realty Group, Standard & Poor's Corporation, and Grubb and Ellis.	2003

Family Relationships

There are no family relationships between any of the Directors or executive officers, except that Samuel A. Landy and Michael P. Landy are the sons of Eugene W. Landy, the President and a Director of the Company.

Audit Committee

The Company's Board of Directors has determined that at least one member of the Audit Committee is a financial expert.

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT (CONT'D)

The Company has a separately-designated standing audit committee established in accordance with section 3 (a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are Peter J. Weidhorn (Chairman), Matthew I. Hirsch, and Stephen B. Wolgin.

Delinquent Filers

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.mreic.com, as well as attached to this filing at Exhibit 14.

ITEM 11 - EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table shows compensation paid or accrued by the Company for services rendered during 2004, 2003 and 2002 to the President and Chief Executive Officer and Executive Vice President. There were no other executive officers whose aggregate cash compensation allocated to the Company exceeded $100,000:

Name and Principal Position	Fiscal Year	Annual Compensation Salary	Bonus	Options Granted	Other
Eugene W. Landy	2004	$168,750	$15,000	65,000	$223,700(1)
Chairman of the Board	2003	150,000	30,000	65,000	94,000(1)
and President	2002	150,000	30,000	65,000	75,300 (1)
Cynthia J. Morgenstern	2004	$156,250	$12,654	50,000	$ 20,916(2)
Executive Vice President	2003	139,077	9,615	-0-	21,905(2)
	2002	121,250	8,462	50,000	6,438 (2)

(1) Represents Director's fees of $16,000, $17,500 and $16,300 for 2004, 2003 and 2002, respectively, paid to Mr. Landy; accrual for pension and other benefits of $190,200, $59,000 and $59,000 for 2004, 2003 and 2002, respectively, in accordance with Mr. Landy's employment contract; and legal fees of $17,500, $17,500 and $0 for 2004, 2003 and 2002, respectively.

(2) Represents Director's fees and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

ITEM 11 - EXECUTIVE COMPENSATION (CONT'D)

Stock Option Plan

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended September 30, 2004:

Name	Options Granted	Percent Granted to Employees	Price Per Share	Expiration Date	Potential Realized Value at Assumed Annual Rates for Option Terms 5%	10%
Eugene W. Landy	65,000	27%	$7.89	8/3/12	$234,300	$571,200
Cynthia J. Morgenstern	50,000	21%	7.41	5/20/12	230,000	550,800

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at September 30, 2004:

Name	Shares Exercised	Value Realized	Number of Unexercised Options at Year-End Exercisable/Unexercisable	Value of Unexercised Options At Year-End Exercisable/ Unexercisable
Eugene W. Landy	65,000	357,500	195,000/65,000	$274,625/$29,250
Cynthia Morgenstern	50,000	356,500	-0-/50,000	$-0-/$46,500

Employment Agreements

On January 1, 2004, Eugene W. Landy's Employment Agreement with the Company was amended to extend for five years to December 31, 2009. Mr. Landy's amended Employment Agreement provides for (1) an increase in his annual base compensation from $150,000 to $175,000; (2) an increase in his severance payment from $300,000 payable $100,000 a year for three years to $500,000 payable $100,000 a year for five years; and (3) an increase from $40,000 a year to $50,000 a year of his pension benefits; and (4) an extension of three years of his pension payments commencing January 1, 2004. Mr. Landy receives bonuses and customary fringe benefits, including health insurance and five weeks vacation. Additionally, there will be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements.

ITEM 11 - EXECUTIVE COMPENSATION (CONT'D)

Effective January 15, 2004, the Company and Cynthia J. Morgenstern entered into a three-year employment agreement under which Ms. Morgenstern receives an annual base salary of $160,000, increasing to $176,000 in 2005 and to $194,000 in 2006, plus bonuses and customary fringe benefits, including health insurance, four weeks vacation and the use of an automobile. If there is a voluntary or involuntary termination of employment, due to merger or change in control, Ms. Morgenstern, shall be entitled to receive one year's compensation at the date of termination. In the event of her disability, her salary will continue for a period of two years. The agreement was amended on September 16, 2004 to purchase disability insurance for Ms. Morgenstern. In the event of a disability exceeding 90 days Ms. Morgenstern will receive lost wages from the disability policy, not her salary for two years.

Other Information

Effective April 1, 2002, the Directors receive a fee of $1,500 for each Board Meeting attended, and an additional fixed annual fee of $10,000 payable quarterly. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Nominating Committee, Compensation Committee, Audit Committee and Stock Option Committee.

Except as provided in the specific agreements described above, the Company has no pension or other post-retirement plans in effect for Officers, Directors or employees and, at present, has no intention of instituting such plans.

Daniel D. Cronheim is a Director of the Company and Executive Vice President of David Cronheim Company. The David Cronheim Company received $132,185, $14,377 and $20,194 in lease commissions in 2004, 2003 and 2002, respectively. Cronheim Management Services, a division of David Cronheim Company, received the sum of $299,392, $258,626 and $245,597 in 2004, 2003 and 2002, respectively for management fees. In 1998, the Company entered into a new management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. Cronheim Management Services provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Management believes that the aforesaid fees are no more than what the Company would pay for comparable services elsewhere.

Report of Board of Directors on Executive Compensation

Overview and Philosophy

The Company has a Compensation Committee consisting of two independent outside Directors. This Committee is responsible for making recommendations to the Board of Directors concerning compensation. The Compensation Committee takes into consideration three major factors in setting compensation.

ITEM 11 - EXECUTIVE COMPENSATION (CONT'D)

The first consideration is the overall performance of the Company. The Board believes that the financial interests of the executive officers should be aligned with the success of the Company and the financial interests of its shareholders. Increases in funds from operations, the enhancement of the Company's equity portfolio, and the success of the Dividend Reinvestment and Stock Purchase Plan all contribute to increases in stock prices, thereby maximizing shareholders' return.

The second consideration is the individual achievements made by each officer. The Company is a small real estate investment trust (REIT). The Board of Directors is aware of the contributions made by each officer and makes an evaluation of individual performance based on their own familiarity with the officer.

The final criterion in setting compensation is comparable wages in the industry. In this regard, the REIT industry maintains excellent statistics.

Evaluation

The Company's funds from operations continue to increase. The Committee reviewed the growth of the Company and progress made by Eugene W. Landy, Chief Executive Officer and whether his accomplishments met the bonus goals outlined in his employment contract. His base compensation under his amended contract was increased in 2004 to $175,000 per year, and his bonus for 2004 was $15,000.

Compensation Committee:
Matthew I. Hirsch
Stephen P. Wolgin

ITEM 11 - EXECUTIVE COMPENSATION (CONT'D)

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five fiscal years to the NAREIT All REIT Total Return Index, published by the National Association of Real Estate Investment Trusts (NAREIT), and the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



DOLLARS
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
YEAR ENDED SEPTEMBER 30
100
126
106
91
145
142
80
176
153
62
220
212
80
242
81
Monmouth Real Estate Investment Corp
NAREIT Composite Index
S&P 500

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists information with respect to the beneficial ownership of the Company's Common Stock (the Shares) as of September 30, 2004 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o Monmouth Real Estate Investment Corporation, Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of September 30, 2004 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	**Amount and Nature of Beneficial Ownership (1)**	**Percentage of Shares Outstanding (2)**
Teachers' Insurance and Annuity Association 730 Third Avenue, 11th Floor New York, New York 10017	1,000,000	5.78%
Oakland Financial Corporation 34200 Mound Road Sterling Heights, MI 48310	1,224,787 (3)	7.08%
Palisades Capital Management LLC One Bridge Plaza Suite 695 Fort Lee, NJ 07027	1,375,491	7.96%

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (CONT'D)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Shares Outstanding (2)
Anna T. Chew	99,116	(4)	0.57%
Daniel D. Cronheim	63,390	(5)	0.37%
Neal Herstik	200	(6)	0.001%
Matthew I. Hirsch	46,356	(7)	0.27%
Eugene W. Landy	1,131,284	(8)	6.47%
Michael P. Landy	74,843	(9)	0.43%
Samuel A. Landy	236,576	(10)	1.37%
Cynthia J. Morgenstern	57,160	(11)	0.33%
John R. Sampson	36,204	(12)	0.21%
Maureen E. Vecere	60	(13)	0.00%
Peter J. Weidhorn	55,370		0.32%
Stephen B. Wolgin	2,686	(14)	0.02%
Directors and Officers as a Group	1,803,245		10.25%

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of shares outstanding on September 30, 2004 which was 17,290,323.

(3) Oakland Financial Corporation (Oakland), Liberty Bell Agency, Inc. (Liberty Bell), and Cherokee Insurance Company (Cherokee) has the following holdings as of June 30, 2004. Oakland owns 48,425 Shares, Liberty Bell owns 547,679 Shares and Cherokee owns 601,239 Shares, and Matthew T. Moroun owns 27,444 Shares. Amendment No. 3 to Schedule 13-D dated April 4, 2004, filed with the SEC by Oakland, indicates that Oakland shares voting and dispositive power with respect to those Shares with Liberty Bell and Cherokee, both of which are wholly-owned subsidiaries of Oakland. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland, Liberty Bell and Cherokee.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (CONT'D)

(4) Includes (a) 36,493 Shares owned jointly with Ms. Chew's husband; and (2) 12,623 Shares held in Ms. Chew's 401(k) Plan. Includes 50,000 Shares issuable upon exercise of a Stock Option. Excludes 50,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until May 21, 2005.

(5) Includes 15,000 Shares issuable upon exercise of a Stock Option.

(6) Excludes 5,000 shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until May 21, 2005.

(7) Owned jointly with Mr. Hirsch's wife. Includes 14,000 Shares issuable upon exercise of a Stock Option.

(8) Includes 89,106 Shares owned by Mr. Landy's wife; (b) 161,764 Shares held in the Landy & Landy Employees' Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote; (c) 126,585 Shares held in the Landy & Landy Employees' Pension Plan of which Mr. Landy is a Trustee with power to vote; and (d) 60,000 Shares held in the Eugene W. and Gloria Landy Family Foundation, a charitable trust, of which Mr. Landy has power to vote. Includes 195,000 shares issuable upon exercise of Stock Options. Excludes 65,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until August 3, 2005.

(9) Includes 8,645 Shares owned by Mr. Landy's wife; and (b) 57,257 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote.

(10) Includes 6,883 Shares owned by Mr. Landy's wife; (b) 77,358 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote; (c) 1,000 Shares held in the Samuel Landy Family Limited Partnership and; (d) 32,064 Shares held in Mr. Landy's 401(k) Plan. Includes 15,000 Shares issuable upon exercise of a Stock Option.

(11) Includes 1,002 Shares held in Ms. Morgenstern's 401(k) Plan. Excludes 50,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until May 21, 2005.

(12) Includes 2,000 Shares held in custodial accounts for Mr. Sampson's minor children under the New Jersey Uniform Gifts to Minors Act in which he disclaims any beneficial interest but has power to vote. Includes 20,000 Shares issuable upon exercise of a Stock Option.

(13) Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until May 21, 2005.

(14) Excludes 5,000 shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until May 21, 2005.

There are no equity compensation plans other than the 1997 Stock Option Plan. See Note 7 in the notes to the Consolidated Financial Statements for a description of that plan.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain relationships and related party transactions are incorporated herein by reference to Item 15 (a) (1) (vi) Note 9 of the Notes to the Consolidated Financial Statements - Related Party Transactions.

ITEM 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

KPMG LLP (KPMG) served as the Company's independent auditors for the years ended September 30, 2004 and 2003. The following are the fees billed by KPMG in connection with services rendered:

	2004	2003
Audit Fees	$59,000	$73,000
Audit Related Fees	-0-	-0-
Tax Fees	38,500	39,500
All Other Fees	-0-	-0-
Total Fees	$97,500	$112,500

Audit fees include professional services rendered by KPMG for the audit of the Company's annual financial statements and reviews of financial statements included in the Company's quarterly reports on Form 10-Q. Audit fees also include services that are normally provided by the Company's independent auditors in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Tax fees include professional services rendered by KPMG for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent accountants. The policy requires that all services provided by KPMG to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining KPMG's independence.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the Consolidated Financial Statements or Notes hereto.

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (3) Exhibits

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

(i) Reference is hereby made to the Agreement and Plan of Merger dated April 23, 1990 by and between Monmouth Real Estate Investment Trust and Monmouth Real Estate Investment Corporation filed with The Securities and Exchange Commission on April 3, 1990 on Form S-4 (Registration No. 33-34103).

(ii) Reference is hereby made to the Agreement and Plan of Merger dated March 24, 2003 by and between MREIC Maryland, Inc., a Maryland corporation ("Monmouth Maryland"), and Monmouth Real Estate Investment Corporation, a Delaware corporation ("Monmouth Delaware") filed with The Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(3) Articles of Incorporation and By-Laws

(i) Reference is hereby made to the Articles of Incorporation of MREIC Maryland, Inc. filed with The Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(ii) Reference is hereby made to the Bylaws of MREIC Maryland, Inc. filed with the Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(10) Material Contracts

(i) Employment Agreement with Mr. Eugene W. Landy dated December 9, 1994 is incorporated by reference to that filed with the Company's Form 10-K filed with The Securities and Exchange Commission on December 28, 1994.

(ii) Amendment to Employment agreement with Mr. Eugene W. Landy dated November 5, 2003 is incorporated by reference to that filed with the Securities Exchange Committee on April 1, 2004 in the 2004 proxy (Registration No. 000-04248).

(iii) Employment Agreement with Mr. Ernest V. Bencivenga dated November 9, 1993 is incorporated by reference to that filed with the Company's Form 10-K filed with The Securities and Exchange Commission on December 28, 1994.

(iv) Employment Agreement with Cynthia J. Morgenstern dated January 15, 2004, as amended September 16, 2004.

(14) Code of Business Conduct and Ethics.

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(23) Consent of KPMG LLP.

(31.1) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification pursuant to18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Audit Committee Charter

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation:

We have audited the consolidated financial statements of Monmouth Real Estate Investment Corporation and subsidiary as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monmouth Real Estate Investment Corporation and subsidiary as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Short Hills, New Jersey
December 3, 2004

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDARY
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30,

ASSETS	2004	2003
Real Estate Investments:		
Land	$ 30,426,213	$ 25,426,213
Buildings, Improvements and Equipment, net of Accumulated Depreciation of $21,475,811 and $17,429,990, respectively	136,453,595	127,344,122
Total Real Estate Investments	166,879,808	152,770,335
Cash and Cash Equivalents	925,015	1,070,556
Securities Available for Sale at Fair Value	23,084,270	25,421,551
Interest and Other Receivables	1,441,827	1,364,885
Prepaid Expenses	87,816	117,450
Financing Costs – Net of Accumulated Amortization	1,287,731	1,193,157
Lease Costs – Net of Accumulated Amortization	254,792	108,539
Investments in Hollister '97, LLC	900,399	900,399
Other Assets	360,511	227,002
TOTAL ASSETS	$ 195,222,169	$ 183,173,874
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage Notes Payable	$ 97,530,963	$ 90,909,299
Loans Payable	2,623,099	12,324,926
Other Liabilities	2,160,267	1,626,360
Total Liabilities	102,314,329	104,860,585
Shareholders' Equity:		
Common Stock - $.01 Par Value, 20,000,000 Shares Authorized; 17,290,323 and 15,090,649 Shares Issued and Outstanding as of September 30, 2004 and 2003 respectively	172,903	150,906
Excess Stock - $.01 Par Value, 5,000,000 Shares Authorized; No Shares Issued or Outstanding	-0-	-0-
Additional Paid-In Capital	92,262,871	76,657,545
Accumulated Other Comprehensive Income	1,688,004	2,829,839
Loans to Officers, Directors and Key Employees	(1,215,938)	(1,325,001)
Undistributed Income	-0-	-0-
Total Shareholders' Equity	92,907,840	78,313,289
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 195,222,169	$ 183,173,874

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003	2002
INCOME:			
Rental and Occupancy Charges	$21,329,500	$19,641,111	$16,118,137
EXPENSES:			
Management Fees	299,392	258,626	245,597
Real Estate Taxes	3,024,887	2,723,815	1,964,108
Professional Fees	90,851	278,823	202,316
Operating Expenses	924,825	904,316	768,779
Office and General Expense	1,726,878	1,517,624	1,165,128
Director Fees	190,706	188,650	165,100
Depreciation	4,045,821	3,560,146	2,941,097
TOTAL EXPENSES	10,303,360	9,432,000	7,452,125
OTHER INCOME (EXPENSE):			
Interest and Dividend Income	1,801,107	1,688,448	1,027,220
Gains on Securities Transactions, net	1,714,395	1,018,862	909,704
Income from Equity Investment	110,000	110,000	110,000
Interest Expense	(6,979,007)	(6,906,078)	(6,059,415)
TOTAL OTHER INCOME (EXPENSE)	(3,353,505)	(4,088,768)	(4,012,491)
Income Before Loss	7,672,635	6,120,343	4,653,521
Loss on Sale of Assets - Investment Property	-0-	-0-	(175,376)
NET INCOME	$7,672,635	$6,120,343	$4 ,478,145
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	16,206,433	13,844,056	11,177,294
Diluted	16,290,284	13,872,650	11,196,388
PER SHARE INFORMATION:			
Income Before Loss	$ .47	$ .44	$ .42
Loss on Sale of Assets - Investment Property	-0-	-0-	(.02)
NET INCOME – PER SHARE BASIC AND DILUTED	$ .47	$ .44	$ .40

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003, AND 2002

	Common Stock Issued		Additional Paid-In	Loans to Officers, Directors And Key
	Number	Amount	Capital	Employees
Balance September 30, 2001	10,264,728	$102,647	$48,284,847	$ -0-
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,613,020	16,130	10,519,181	-0-
Shares Issued through the Exercise of Stock Options	255,000	2,550	1,614,938	(1,439,363)
Distributions	-0-	-0-	(2,030,205)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	89,362
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2002	12,132,748	121,327	58,388,761	(1,350,001)
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,691,148	16,911	11,870,958	-0-
Shares Issued in Connection with a Private Placement (net of offering costs of $106,826)	1,257,253	12,573	8,205,502	-0-
Shares Issued through the Exercise of Stock Options	9,500	95	52,780	-0-
Distributions	-0-	-0-	(1,867,281)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	25,000
Net Income	-0-	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	6,825	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2003	15,090,649	150,906	76,657,545	(1,325,001)
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,568,174	15,682	12,516,859	-0-
Shares Issued in Connection with a Private Placement (net of offering costs of $67,993	500,000	5,000	3,977,007	-0-
Shares Issued through the Exercise of Stock Options	131,500	1,315	829,390	-0-
Distributions	-0-	-0-	(1,754,280)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	109,063
Net Income	-0-	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	36,350	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2004	17,290,323	$172,903	$92,262,871	($1,215,938)

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARY
CONSOLIDATE STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002, CONT'D.

	Undistributed Income	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance September 30, 2001	$ -0-	$1,542,045	
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	
Shares Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(4,478,145)	-0-	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	
Net Income	4,478,145	-0-	$4,478,145
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	302,884	302,884
Balance September 30, 2002	-0-	1,844,929	$4,781,029
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	
Shares Issued in Connection with a Private Placement (net of offering costs of $106,826)	-0-	-0-	
Shares Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(6,120,343)	-0-	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	
Net Income	6,120,343	-0-	$6,120,343
Stock Based Compensation Expense	-0-	-0-	
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	984,910	984,910
Balance September 30, 2003	-0-	2,829,839	$7,105,253
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	
Shares Issued in Connection with a Private Placement (net of offering costs of $67,993)	-0-	-0-	
Shares Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(7,672,635)	-0-	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	
Net Income	7,672,635	-0-	$7,672,635
Stock Based Compensation Expense	-0-	-0-	
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	(1,141,835)	(1,141,835)
Balance September 30, 2004	$ -0-	$1,688,004	$6,530,800

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$7,672,635	$ 6,120,343	$ 4,478,145
Noncash Items Included in Net Income:			
Depreciation	4,045,821	3,560,146	2,941,097
Amortization	280,205	253,786	187,323
Stock Based Compensation Expense	36,350	6,825	-0-
Loss on Sales of Assets-Investment Property	-0-	-0-	175,376
Gains on Securities Transactions, Net	(1,744,630)	(1,018,862)	(909,704)
Changes in:			
Interest & Other Receivables	(76,942)	(455,651)	(62,104)
Prepaid Expenses	29,634	(79,776)	15,583
Other Assets and Lease Costs	(391,570)	723,574	(170,304)
Other Liabilities	533,907	615,513	136,631
NET CASH PROVIDED FROM OPERATING ACTIVITIES	10,385,410	9,725,898	6,792,043
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Real Estate	(17,656,561)	(26,200,000)	(31,400,000)
Capital Improvements & Purchases of Equipment	(498,733)	(1,023,225)	(120,915)
Proceeds from Sale of Assets-Investment Property	-0-	-0-	2,019,270
Purchase of Securities Available for Sale	(8,033,630)	(16,286,262)	(5,706,901)
Proceeds from Sale of Securities Available for Sale	10,973,706	8,092,425	4,643,905
NET CASH USED IN INVESTING ACTIVITIES	(15,215,218)	(35,417,062)	(30,564,641)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from Mortgages	12,800,000	19,100,000	23,350,000
Proceeds from Loans	19,704,069	20,972,865	16,070,530
Principal Payments on Mortgages	(6,178,336)	(6,410,864)	(5,554,591)
Principal Payments of Loans	(29,405,896)	(19,423,406)	(13,500,024)
Financing Costs on Debt	(262,971)	(366,642)	(341,772)
Proceeds from Issuance of Common Stock	12,982,710	16,777,987	8,271,484
Proceeds from Exercise of Options	830,705	52,875	178,125
Dividends Paid	(5,895,077)	(4,659,667)	(4,244,523)
Payments on Loans to Officers, Directors and Key Employees	109,063	25,000	89,362
NET CASH PROVIDED FROM FINANCING ACTIVITIES	4,684,267	26,068,148	24,318,591
Net (Decrease) Increase in Cash and Cash Equivalents	(145,541)	376,984	545,993
Cash and Cash Equivalents at Beginning of Year	1,070,556	693,572	147,579
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 925,015	$1,070,556	$ 693,572

See Accompanying Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Monmouth Real Estate Investment Corporation and its wholly-owned subsidiary, MRC I LLC (the Company) operates as a real estate investment trust (REIT) deriving its income primarily from real estate rental operations. As of September 30, 2004 and 2003, rental properties consist of thirty-four and thirty-three commercial holdings, respectively. These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland and Arizona. The Company also owns a portfolio of investment securities.

On May 15, 2003, Monmouth Real Estate Investment Corporation changed its state of incorporation from Delaware to Maryland (the Reincorporation).

Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiary. The Company formed a wholly-owned subsidiary, MRC I, LLC (a Wisconsin limited liability company) in 2001, to purchase the Cudahy, Wisconsin property. All intercompany transactions and balances have been eliminated in consolidation.

Buildings, Improvements and Equipment

Buildings, improvements and equipment are stated at the lower of depreciated cost or net realizable value. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets utilizing a half-year convention in the year of purchase. These lives range from 5 to 40 years. The Company accounts for its undivided interest in the Somerset, NJ property based upon its pro rata share of assets, liabilities, revenues and expenses. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. A property's carrying value would be adjusted to fair value, if necessary, to reflect an impairment in the value of the property.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (CONT'D.)

Acquisitions

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, leasing commissions and intangible assets including in-place leases and above market and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property determined by third party appraisal of the property obtained in conjunction with the purchase. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles, which is included as a component of Other Assets, is amortized to expense over the remaining lease term. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions above and below market leases and the in-place lease value is immediately charged to expense.

Investment in Hollister '97, LLC

The Company's 25% investment in Hollister '97, LLC is accounted for under the equity method. Under the equity method, the initial investment is recorded at cost. The carrying amount of the investment is increased or decreased to reflect the Company's share of income or loss and is also reduced to reflect any dividends received. An unrelated New Jersey limited partnership owns the remaining 75%.

Securities Available for Sale

The Company classifies its securities among three categories: Held-to-maturity, trading and available-for-sale. The Company's securities at September 30, 2004 and 2003 are all classified as available-for-sale and are carried at fair value based on quoted market prices. Gains or losses on the sale of securities are calculated based on the average cost method and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

A decline in the market value of any security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. Any impairment would be charged to earnings and a new cost basis for the security established.

Derivative Financial Instruments

During the current year, the Company invested in futures contracts of ten-year treasury notes to reduce exposure of the debt securities portfolio to market rate fluctuations. These futures contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 and No. 149. The contracts are marked-to-market and the unrealized gain or loss is recorded in the income statement in gain on securities transactions, net with corresponding amounts recorded in other assets or other liabilities on the balance sheet. Gain or loss on settled futures contracts are also recorded as a component of gain on securities transactions, net.

Cash Equivalents

Cash equivalents consist of money market funds.

Lease Costs and Financing Costs

Costs incurred in connection with the execution of leases are deferred and are amortized over the term of the respective leases. Unamortized lease costs are charged to expense upon cancellation of leases prior to the expiration of lease terms. Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and are amortized over the term of the related obligations. Unamortized costs are charged to expense upon prepayment of the obligation.

Revenue Recognition

Rental income from tenants with leases having scheduled rental increases are recognized on a straight-line basis over the term of the lease. Leases typically provide for reimbursement of real estate taxes, insurance, and other operating costs. These occupancy charges are recognized as earned.

Gains and Deferred Gains on Installment Sales

Gains on the sale of real estate investments are recognized by the full accrual method when the criteria for the method are met. Generally, the criteria are met when the profit on a given sale is determinable, and the seller is not obliged to perform significant activities after the sale to earn the profit. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (16,206,433, 13,844,056 and 11,177,294 in 2004, 2003 and 2002, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (16,290,284, 13,872,650 and 11,196,388 in 2004, 2003 and 2002, respectively). Options in the amount of 83,851, 28,594 and 19,094 are included in the diluted weighted average shares outstanding for 2004, 2003 and 2002, respectively.

Stock Option Plan

Prior to October 1, 2002 the Company's stock option plan was accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". As such, compensation expense was recorded on the date of grant only if the current market price on the underlying stock exceeded the exercise price. Included in Note 7 to these Consolidated Financial Statements are the assumptions and methodology for the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," detailed below which assumes the fair value based method of accounting had been adopted for all periods presented.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on October 1, 2002. Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148. "Accounting for Stock Based Compensation, Transition and Disclosure", compensation costs of $36,350 and $6,825 have been recognized in 2004 and 2003, respectively, as follows:

	2004	2003	2002
Net income prior to stock based compensation expense	$7,708,985	$6,127,168	$4,478,145
Stock based compensation expense	(36,350)	(6,825)	(-0-)
Net income as reported	7,672,635	6,120,343	4,478,145
Compensation expenses if the fair value method had been applied to grants in 2002	(-0-)	(29,250)	(20,840)
Net Income Pro forma	$7,672,635	$6,091,093	$4,457,305
Net Income Per Share – As Reported			
Basic	$ .47	$ .44	$ .40
Diluted	.47	.44	.40
Net Income Per Share – Pro Forma			
Basic	$ .47	$ .44	$ .40
Diluted	.47	.44	.40

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT'D.)

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust (REIT) under Sections 856-860 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT. The Company is subject to franchise taxes in some of the states in which the Company owns property.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the financial statement presentation for the current year.

NOTE 2 – REAL ESTATE INVESTMENTS

The following is a summary of the cost and accumulated depreciation of the Company's land, buildings, improvements and equipment at September 30, 2004 and 2003:

September 30, 2004		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY;				
Freehold Corporate Office	Equipment	$ -0-	$ 50,469	$ 8,009
Ramsey	Industrial Building	52,639	1,358,148	788,787
Somerset (1)	Shopping Center	55,182	1,155,061	977,298
South Brunswick	Industrial Building	1,128,000	4,386,885	1,602,808
PENNSYLVANIA:				
Monaca	Industrial Park	330,772	2,146,214	1,463,946
NEW YORK				
Orangeburg	Industrial Building	694,720	2,977,372	1,122,575
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,485,245	860,041
Greensboro	Industrial Building	327,100	1,868,700	679,016
Monroe	Industrial Building	500,000	4,981,022	319,283
Winston-Salem	Industrial Building	980,000	5,610,000	359,600
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,350,187	451,739
Richland	Industrial Building	211,000	1,267,000	322,666
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	1,116,725
KANSAS:				
Wichita	Industrial Building	268,000	1,542,245	411,662
Edwardsville	Industrial Building	1,185,000	5,815,148	223,635
IOWA:				
Urbandale	Industrial Building	310,000	1,760,736	473,428
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	1,085,004
O'Fallon	Industrial Building	264,000	3,309,000	804,526
St. Joseph	Industrial Building	800,000	11,753,964	1,054,790
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	401,214
Richmond	Industrial Building	1,160,000	6,416,305	577,327
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	206,044
Schaumburg	Industrial Building	1,039,800	3,694,320	710,421
Granite City	Industrial Building	340,000	12,046,675	772,484
Elgin	Industrial Building	1,280,000	5,529,488	354,440
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	612,845
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,682,029	661,442
Ft. Myers	Industrial Building	1,910,000	2,499,093	96,117
Tampa	Industrial Building	5,000,000	12,656,561	162,286
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	624,081
OHIO:				
Union Township	Industrial Building	695,000	4,362,353	398,753
CONNECTICUT:				
Newington	Industrial Building	410,000	2,966,486	266,090
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,139,321	459,358
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	534,742
ARIZONA:				
Tolleson	Industrial Building	1,320,000	13,329,000	512,629
Total at September 30, 2004		$ 30,426,213	$ 157,929,406	$ 21,475,811

(1) This represents the Company's 2/3 undivided interest in the property.

NOTE 2 – REAL ESTATE INVESTMENTS, (CONT'D.)

September 30, 2003		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY:				
Ramsey	Industrial Building	$ 52,639	$ 1,358,148	$ 745,203
Somerset(1)	Shopping Center	55,182	1,152,220	932,992
South Brunswick	Industrial Building	1,128,000	4,386,885	1,444,378
PENNSYLVANIA:				
Monaca	Industrial Park	330,772	2,106,056	1,366,207
NEW YORK:				
Orangeburg	Industrial Building	694,720	2,977,373	1,028,039
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,485,245	745,055
Greensboro	Industrial Building	327,100	1,853,700	615,757
Monroe	Industrial Building	500,000	4,981,022	191,570
Winston-Salem	Industrial Building	980,000	5,610,000	215,760
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,340,001	404,543
Richland	Industrial Building	211,000	1,195,000	291,095
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	1,010,371
KANSAS:				
Wichita	Industrial Building	268,000	1,542,245	371,121
Edwardsville	Industrial Building	1,185,000	5,815,148	74,535
IOWA:				
Urbandale	Industrial Building	310,000	1,760,736	428,283
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	918,074
O'Fallon	Industrial Building	264,000	3,309,000	719,686
St. Joseph	Industrial Building	800,000	11,753,964	753,422
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	328,266
Richmond	Industrial Building	1,160,000	6,416,305	412,291
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	174,338
Schaumburg	Industrial Building	1,039,800	3,694,320	615,699
Granite City	Industrial Building	340,000	12,046,675	463,412
Elgin	Industrial Building	1,280,000	5,529,488	212,664
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	518,850
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,671,136	539,208
Ft. Myers	Industrial Building	1,910,000	2,499,093	32,040
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	510,614
OHIO:				
Union Township	Industrial Building	695,000	4,150,873	299,977
CONNECTICUT:				
Newington	Industrial Building	410,000	2,966,486	189,804
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,053,615	323,903
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	381,959
ARIZONA				
Tolleson	Industrial Building	1,320,000	13,329,000	170,874
Total at September 30, 2003		$25,426,213	$144,774,112	$17,429,990

(1) This represents the Company's 2/3 undivided interest in this property.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

Fiscal 2004

On February 23, 2004, the Company purchased a 170,779 square foot industrial building in Tampa, Florida. This building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation (FDX), for 15 years. The purchase price including closing costs was approximately $17,657,000. The Company paid approximately $400,000 in cash, obtained a mortgage of $12,800,000, and obtained $4,500,000 from its margin loan. The mortgage payable is at a rate of 6% and matures on March 1, 2019.

Fiscal 2003

On November 6, 2002, the Company purchased a 288,211 square foot manufacturing and warehouse facility in Tolleson, Arizona. This facility is 100% net leased to Western Container Corporation, which manufactures plastic bottles for Coca-Cola soft drink products for 10 years. The lease is guaranteed by Coca-Cola Enterprises. The purchase price was approximately $14,800,000. The Company paid approximately $550,000 in cash, borrowed approximately $2,200,000 against its security portfolio with Prudential Securities, used approximately $1,100,000 of its revolving credit line with Fleet Bank and obtained a mortgage of approximately $10,950,000. This mortgage payable is at an interest rate of 5.8% and is due November 1, 2012.

On November 21, 2002 the Company purchased a 90,020 square foot warehouse facility in Fort Meyers, Florida. This warehouse facility is 100% net leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation for 10 years. The purchase price was approximately $4,400,000. The Company paid approximately $1,200,000 in cash, and obtained a mortgage of approximately $3,200,000. This mortgage payable is at a rate of 6.33% and matures December 1, 2012.

On April 1, 2003, the Company purchased a 179,280 square foot industrial building in Wyandotte County, in the City of Edwardsville, Kansas. This industrial building is 100% net-leased to Carlisle Tire and Wheel Company, for 10 years. The purchase price was approximately $7,000,000. To fund this purchase, the Company used approximately $2,050,000 of its revolving credit line with Bank of America and assumed a mortgage of $4,950,000. This mortgage payable is at an interest rate of 7.375% and is due in 2017.

NOTE 4 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has approximately 3,734,000 square feet of property, of which approximately 1,223,000 square feet or 33% is leased to Federal Express Corporation and subsidiaries (14% to FDX and 19% to FDX subsidiaries) and approximately 274,000 square feet, or 7%, is leased to Keebler Company. Rental and occupancy charges from Federal Express

NOTE 4 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK(CONT'D)

Corporation and subsidiaries totaled approximately $8,252,000, $7,205,000 and $6,317,000 for the years ended September 30, 2004, 2003 and 2002, respectively. Rental and occupancy charges from Keebler Company, (a subsidiary of the Kellogg Company) totaled approximately $1,978,000, $2,281,000 and $2,159,000 for the years ended September 30, 2004, 2003 and 2002, respectively. During 2004, 2003 and 2002, rental income and occupancy charges from properties leased to these companies approximated 48%, 48%, 52% of total rental and occupancy charges, respectively.

Information on these tenants is provided below. The information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.

Tenant	S&P Credit Rating at September 30, 2004
Federal Express Corporation (FDX)	BBB/Stable/NR
Kellogg Company (K)	BBB+/Stable/A-2

NOTE 5 – SECURITIES AVAILABLE FOR SALE

Dividend income for the years ended September 30, 2004, 2003 and 2002 amounted to $1,693,650, $1,346,706 and $915,904, respectively. Interest income for the years ended September 30, 2004, 2003 and 2002 amounted to $107,457, $341,742 and $111,316, respectively.

The Company received proceeds of $10,973,706, $8,092,425, and $4,643,905, on sales or redemptions of securities available for sale during 2004, 2003 and 2002, respectively. The Company recorded the following Gain on Securities Transactions, net:

	2004	2003	2002
Gross realized gains	$2,078,697	$1,074,554	$976,544
Gross realized losses	(2,971)	(55,692)	(66,840)
Net loss on closed futures contracts	(208,182)	-0-	-0-
Unrealized loss on open futures contracts	(30,235)	-0-	-0-
Impairment loss	(122,914)	-0-	-0-
Total Gain on Securities Transactions, net	$1,714,395	$1,018,862	$909,704

During September, 2004, the Company invested in futures contracts of ten-year treasury notes with a notional amount of $9,000,000 with the objective of reducing the exposure of the debt securities portfolio to market rate fluctuations. Changes in the market value of these derivatives have been recorded in gain on securities available for sale transactions, net with corresponding amounts recorded in other liabilities on the balance sheet. The fair value of the

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

derivatives at September 30, 2004 was a loss of $30,235 and is included in gain on securities transactions, net.

During 2004, the Company recorded a realized loss of $208,182 on settled futures contracts, which is included in gain on securities transactions, net.

During the year ended September 30, 2004, the Company recognized a loss of $122,914 due to a write down to the carrying value of securities available for sale which was considered other than temporarily impaired. The Company's securities available for sale consist primarily of debt securities and common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

The following is a listing of investments in debt and equity securities at September 30, 2004:

Description	Shares		Cost		Estimated Fair Value
Equity Securities - Preferred Stock:					
AMB Property Corp 6.5% Sr L	4,000	$	100,000	$	99,160
Apartment Inv and Mgt Co 10.00 % Cl R	3,000		80,250		80,010
Apartment Inv and Mgt Co 8% Cl T	16,000		400,000		398,880
Apartment Inv and Mgt Co 8.75% Cl D	11,300		280,965		285,551
Ashford Hospitality 8.55% Sr F	4,000		100,000		101,640
Boykin Lodging 10.5% Sr A	5,200		133,560		150,020
Brandywine Realty Trust 7.375% Sr D	10,000		250,000		252,000
BRE Properties 6.75% Sr C	10,000		250,000		247,200
Carramerica Realty 7.5% Sr E	8,000		200,000		211,680
CBL & Associates 7.75% Sr C	8,000		200,000		209,680
CBL & Associates 8.75% Sr B	4,100		207,315		220,375
Commercial Net Lease 9% Sr A	1,000		26,248		27,250
Corporate Office Properties 7.5% Sr H	10,000		250,000		250,000
Developers Diversified 7.375% Sr H	25,000		625,000		637,750
Developers Diversified 7.5% Sr I	4,000		100,000		101,480
Developers Diversified 8% Sr G	4,000		100,000		105,560
Developers Diversified 8.6% Sr F	2,000		49,762		53,600
Duke Realty Corporation 6.5% Sr K	4,000		100,000		98,160
Duke Realty Corporation 6.625% Sr J	4,000		100,000		99,640
Equity Inns 8.75% Sr B	30,000		750,000		792,000
Equity Residential 9.125% Sr C	1,000		27,040		27,360

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

Description	Shares	Cost	Estimated Fair Value
FelCor Lodging $1.95 Sr A	13,000	296,414	314,600
FelCor Lodging 9% Sr B	11,500	261,127	294,400
G & L Realty 10.25% Sr A	1,000	23,320	25,290
Glenborough Realty 7.75% Sr A	14,960	345,024	375,646
Glimcher Realty 8.125% Sr G	4,000	100,000	101,800
Health Care Reit 7.625% Sr F	4,000	100,000	99,000
Health Care Reit 7.875% Sr D	14,000	351,000	354,760
Healthcare Properties 7.1% Sr F	11,000	275,000	276,760
Healthcare Properties 7.25% Sr E	5,000	125,000	129,200
Highwood Properties Inc. 8% Sr D	8,500	203,920	212,075
Hospitality Properties 8.875% Sr B	6,000	152,131	164,400
Host Marriott Corp 10% Cl C	1,000	25,600	26,920
Host Marriott Corp 8.875% Cl E	4,000	100,000	110,240
HRPT Properties 8.75% Sr B	15,000	378,730	409,050
HRPT Properties 9.875% Sr A	5,500	145,660	150,040
Innkeepers USA 8% Sr C	4,000	100,000	101,200
iStar Financial 7.875% Sr E	20,000	500,000	503,800
Kramont Realty Trust 8.25% Sr E	10,000	250,000	265,700
Lasalle Hotel Properties 10.25% Sr A	14,500	367,245	404,550
Lexington Corporate Properties 8.04% Sr B	20,000	500,000	517,000
LTC Properties 8% Sr F	10,000	250,000	254,200
Maguire Properties Inc 7.625% Sr A	12,800	314,736	318,720
Mid America Apt Communities 8.3% Sr H	10,000	254,500	257,700
Mills Corp 9% Sr B	18,000	467,975	489,240
Mills Corp 9% Sr C	24,500	633,495	673,750
New Plan Excel 7.625% Sr E	14,000	352,200	363,720
Omega Healthcare 8.375% Sr D	10,000	250,000	260,500
Pennsylvania Reit 11% Sr A	10,000	458,810	595,000
Post Properties 7.625% Sr B	8,000	197,370	209,600
Prologis 6.75% Sr G	8,000	200,000	199,120
PS Business Parks 7% Sr H	8,000	200,000	196,000
PS Business Parks 7.95% Sr K	4,000	100,000	104,200
Public Storage 6.5% Sr W	6,000	150,000	149,040
Ramco-Gershenson 7.95% Sr C	12,500	360,625	380,000
Realty Income Corp 7.375% Sr D	4,000	100,000	104,600
Reckson Assoc 7.625% Sr A	727	14,273	19,004

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

Description	Shares	Cost	Estimated Fair Value
Shurgard Storage 8.7% Sr C	1,000	26,264	25,550
Sizler Property Investors 9.75% Sr B	1,000	25,000	26,840
SL Green Realty 7.625% Sr C	10,000	250,000	256,300
SL Green Realty 7.875% Sr D	4,000	100,000	102,000
SNH Capital 10.125% Sr Z	6,000	159,004	160,500
Total Equity Securities - Preferred Stock		13,803,563	14,431,011
Equity Securities - Common Stock			
American Financial Realty Trust	1,000	12,500	14,110
Biomed Realty Trust	8,000	120,004	140,720
BNP Residential Properties	18,000	192,595	246,240
Equity Office Properties	8,000	210,250	218,000
Equity Residential	1,000	27,900	31,000
First Industrial Realty Trust	1,000	33,542	36,900
Getty Realty Corp	41,090	882,360	1,077,380
Health Care Property Investors	21,000	473,632	546,000
Health Care Reit	1,000	30,430	35,200
HRPT Properties	11,000	88,607	120,890
Kramont Realty Trust	10,000	158,876	186,000
Mission West Properties	58,100	601,335	601,335
Monmouth Capital Corp (1)	39,879	138,119	261,235
Nationwide Health Properties Inc	1,000	17,970	20,750
New Plan Excel Realty Trust	40,000	772,381	1,000,000
Omega Healthcare Investors	1,000	9,070	10,760
Price Legacy Corp	2,500	27,724	47,375
Senior Housing Property Trust	1,000	15,280	17,820
Shurgard Storage Centers	1,000	35,456	38,800
Sizeler Property Investors	140,000	1,184,292	1,302,000
United Dominion Realty Trust	1,000	19,326	19,830
US Restaurant Properties	1,000	15,764	16,890
Windrose Medical Properties	1,000	10,600	12,990
Total Equity Securities - Common Stock		5,078,013	6,002,225
Debt Securities:			
Monmouth Capital Corp Conv Sub Debenture (1)	500,000	500,000	545,844

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

Description	Shares	Cost	Estimated Fair Value
Due 10/23/2013 8% coupon			
Sizeler Prop Investors Conv Sub Debenture			
Due 7/15/2009 9% coupon	2,034,000	2,014,690	2,105,190
Total Debt Securities		2,514,690	2,651,034
Total Securities Available for Sale		$ 21,396,266	$ 23,084,270

(1) Investment is an affiliate. See Note No. 9 for further discussion.

The following is a listing of investments in debt and equity securities at September 30, 2003:

Description	Shares	Cost	Estimated Fair Value
Equity Securities - Preferred Stock:			
Alexandria Real Estate 9.5% Sr A	2,000	46,695	52,700
AMB Property Corp 6.5% Sr L	4,000	100,000	100,000
Apartment Inv and Mgt Co 10.00 % Cl R	3,000	80,250	79,800
Apartment Inv and Mgt Co 8% Cl T	16,000	400,000	400,000
Apartment Inv and Mgt Co 8.75% Cl D	11,300	280,965	283,065
Archstone Smith 8.75% Sr D	2,000	51,491	51,880
Boykin Lodging 10.5% Sr A	5,200	133,560	139,880
Carramerica Realty 7.5% Sr E	8,000	200,000	202,400
CBL & Associates 7.75% Sr C	8,000	200,000	205,600
CBL & Associates 8.75% Sr B	4,100	207,315	221,810
Commercial Net Lease 9% Sr A	1,000	26,248	26,750
Crown American 11%	10,000	458,810	575,000
Developers Diversified 7.375% Sr H	25,000	625,000	622,500
Developers Diversified Dep Shares Cl F	2,000	49,762	52,960
Developers Diversified 8% Sr G	4,000	100,000	105,000
Duke Realty Corporation 6.625% Sr J	4,000	100,000	99,720
Equity Inns 8.75% Sr B	30,000	750,000	775,500
Equity Office Trust 8.625% Sr C	1,000	26,000	25,380
Equity Residential 9.125% Sr C	1,000	27,040	27,600
FelCor Lodging $1.95 Sr A	3,000	55,208	68,520
FelCor Lodging 9% Sr B	21,500	488,127	529,115

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

Description	Shares	Cost	Estimated Fair Value
First Industrial Realty 7.95% Sr D	7,000	175,480	175,070
G & L Realty 10.25% Sr A	1,000	23,320	24,890
Glenborough Realty 7.75% Sr A	21,900	505,061	524,943
Glimcher Realty 8.125% Sr G	23,500	574,291	590,085
Health Care Reit 7.875% Sr D	14,000	351,000	357,000
Healthcare Properties 8.7% Sr B	1,000	17,932	24,980
Healthcare Properties 7.25% Sr E	5,000	125,000	129,250
Highwood Properties Inc. 8% Sr D	8,500	203,920	210,800
Hospitality Properties 9.5% Sr A	10,000	210,133	257,500
Hospitality Properties 8.875% Sr B	6,000	152,131	159,900
Host Marriott Corp 10% Cl C	1,000	25,600	25,000
HRPT Properties 8.75% Sr B	15,000	378,730	402,150
HRPT Properties 9.875% Sr A	5,500	145,660	148,775
Innkeepers USA 8.625% Sr A	31,500	772,961	790,650
iStar Financial 9.20% Sr C	1,000	17,708	25,300
iStar Financial 8% Sr D	6,000	89,641	150,840
iStar Financial 7.875% Sr E	20,000	500,000	509,000
Kramont Realty Trust 9.5% Sr D	54,700	1,259,352	1,394,850
Lasalle Hotel Properties 10.25% Sr A	14,500	376,245	391,500
Lexington Corporate Properties 8.04% Sr B	20,000	500,000	525,000
Mid America Apt Communities 8.3% Sr H	10,000	254,500	261,800
Mills Corp 9% Sr B	18,000	467,975	478,800
Mills Corp 9% Sr C	24,500	633,495	654,150
New Plan Excel 7.625% Sr E	14,000	352,200	371,000
Post Properties 7.625% Sr B	8,000	197,370	204,800
Post Properties 7.625% Sr C	1,000	23,440	24,750
Prime Retail 10.5% Sr A	1,000	15,433	18,100
Prime Retail 8.5% Sr B	8,000	26,720	56,400
Reckson Associates 7.625% Sr A	1,000	18,707	24,750
Shurgard Storage 8.7% Sr C	1,000	26,264	25,450
Sizler Property Investors 9.75% Sr B	1,000	25,000	28,250
SNH Capital 10.125% Sr Z	6,000	159,004	159,720
Sovran Self Storage 9.85% Sr B	2,000	39,115	53,480
Vornado Realty Trust 8.5% Sr C	14,000	326,910	360,360
Winston Hotels 9.25% Sr A	12,000	286,835	302,880
Total Equity Securities - Preferred Stock		13,663,604	14,487,353

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

Description	Shares	Cost	Estimated Fair Value
Equity Securities - Common Stock			
American Financial Realty Trust	1,000	12,500	14,100
BNP Residential Properties	18,000	192,595	189,900
Crown American RealtyTrust	30,000	245,694	357,000
Equity Office Properties Trust	8,000	210,250	220,240
First Industrial Realty Trust	1,000	28,400	32,070
Gabels Residential Trust	1,000	24,859	32,320
Getty Realty Corp	20,090	404,344	492,205
Health Care Property Investors	25,000	883,627	1,167,500
Healthcare Realty Trust Inc.	10,400	286,930	332,592
HRPT Properties	89,000	706,726	813,460
Humphrey Hospitality	10,000	26,932	29,690
Lasalle Hotel Properties	9,000	115,824	155,970
Mid Atlantic Realty Trust	1,000	9,582	21,000
Monmouth Capital Corp (1)	37,071	131,531	188,689
Nationwide Health Properties Inc	21,500	294,425	376,035
New Plan Excel Realty Trust	62,000	1,126,498	1,444,600
Price Legacy Corp	10,000	27,724	35,000
Sizeler Property Investors	105,500	894,676	1,105,668
Senior Housing Property Trust	29,000	339,222	417,890
Trizec Properties	35,000	379,371	429,100
United Mobile Homes Inc. (1)	60,200	651,145	907,214
Urstadt Biddle Properties	9,500	50,920	123,975
Total Equity Securities - Common Stock		7,043,775	8,886,218
Debt Securities:			
Sizeler Prop Investors Convertible Subordinated Debenture, due 7/15/2009, 9% coupon callable 5/1/05 at 100.00	1,914,000	1,884,333	2,047,980
Total Debt Securities		1,884,333	2,047,980
Total Securities Available for Sale		$ 22,591,712	$25,421,551

(1) Investment is an affiliate. See Note No. 9 for further discussion.

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONT'D)

The Company had eleven securities that were temporarily impaired investments at September 30, 2004. The individual unrealized losses were 2% or less of original cost. The following is a summary:

	Less than 12 Months		12 months or longer	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Preferred stock	$1,666,210	$14,040	$25,550	$714
Total	$1,666,210	$14,040	$25,550	$714

The Company had margin loan balances of $1,261,901 and $8,512,853 at September 30, 2004 and 2003, respectively, which were collateralized by the securities portfolio.

NOTE 6 - MORTGAGE NOTES AND LOANS PAYABLE

The following is a summary of mortgage notes payable at September 30, 2004 and 2003:

Property	Fixed Rate	Maturity Date	Balance 9/30/04	Balance 9/30/03
Richland, MS	7.50%	06/01/04	$ -0-	$207,819
Franklin, MA	7.00%	10/01/04	-0-	414,965
Orangeburg, NY	7.00%	10/01/04	-0-	364,498
Urbandale, IA	7.00%	10/01/04	-0-	182,989
Fayetteville, NC	7.80%	08/01/06	2,668,864	2,801,133
O'Fallon, MO	8.50%	12/01/07	860,835	1,095,093
Jackson, MS	8.50%	08/01/08	308,344	373,626
Winston Salem, NC	7.10%	02/01/12	4,480,339	4,607,334
Schaumburg, IL	8.48%	07/01/12	2,340,730	2,545,793
Tolleson, AZ	5.80%	11/01/12	10,146,307	10,615,499
Ft. Myers, FL	6.33%	12/01/12	3,045,095	3,131,807
Liberty, MO	7.065%	03/01/13	3,355,368	3,637,322
Romulus, MI	7.56%	07/01/13	1,996,698	2,151,940
Burr Ridge, IL	8.00%	01/01/14	821,422	883,861
Omaha, NE	7.15%	01/01/14	3,014,301	3,236,441
Charlottesville, VA	6.90%	07/01/14	2,087,804	2,233,032
Union Township, OH	8.25%	03/01/15	2,435,553	2,577,450
Richmond, VA	6.12%	12/01/15	4,647,320	4,928,959
St. Joseph, MO	8.12%	03/01/16	7,591,972	7,980,478
Beltsville, MD	7.53%	05/01/16	5,157,949	5,427,127
Cudahy, WI	8.15%	05/01/16	3,679,198	3,862,951
Newington, CT	8.10%	05/01/16	2,127,778	2,235,607
Granite City, IL	7.11%	11/01/16	8,349,161	8,770,809
Jacksonville, FL	6.92%	12/01/16	3,209,738	3,440,326
Monroe, NC	7.11%	12/01/16	3,574,850	3,753,546
Elgin, IL	6.97%	05/01/17	4,520,616	4,735,617
Edwardsville, KS	7.375%	07/01/17	4,507,576	4,713,277
Tampa, FL	6.00%	03/01/19	12,603,145	-0-
Total Mortgage Notes Payable			$97,530,963	$90,909,299

NOTE 6 - MORTGAGE NOTES AND LOANS PAYABLE (CONT'D)

Principal on the foregoing debt is scheduled to be paid as follows:

Year Ending September 30,	2005	$ 5,484,926
	2006	8,265,536
	2007	6,167,311
	2008	6,309,231
	2009	6,664,665
	Thereafter	64,639,294
		$97,530,963

Line of Credit

In May 2003, the Company received a line of credit (the line) from PNC Bank (the Bank), which replaced the line with Bank of America. The amount of the facility was $10,000,000 during the first year and $15,000,000 thereafter and matures in May 2006. The interest rate charged on the new line is the Bank's prime rate. The interest rate as of September 30, 2004 and 2003 was 4.50% and 4% respectively. The amount outstanding on the new line at September 30, 2004 and 2003 was $1,361,198 and $3,361,198, respectively.

Margin Loans

During fiscal 2004 and 2003, the Company purchased securities on margin. The interest rate charged on the margin loan was 3.5% and 2.75% at September 30, 2004 and 2003, respectively and are due on demand. At September 30, 2004 and 2003, the margin loans amounted to $1,261,901 and $8,512,853, respectively and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

Other

In connection with the St. Joseph, Missouri property, the Company issued a $500,000 note to Butler at an interest rate of 8.12% due February 29, 2016. The balance of this note at September 30, 2003 was $450,875. The Company prepaid this note on October 21, 2003 for a discounted amount of $439,555 pursuant to an agreement with Butler.

NOTE 7 - STOCK OPTION PLAN

On April 24, 1997, the shareholders approved and ratified the Company's 1997 Stock Option Plan (the Plan) authorizing the grant to officers, directors and key employees options to purchase up to 750,000 shares of common stock. On April 25, 2002, the shareholders approved an increase to the number of shares of common stock under the Plan to 1,500,000 shares. Options may be granted any time up to December 31, 2006. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The

NOTE 7 - STOCK OPTION PLAN (CONT'D)

option price shall not be below the fair market value at date of grant. Canceled or expired options are added back to the "pool" of shares available under the Plan.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on October 1, 2002. During the year ended September 30, 2004, 13 directors, officers, and employees were granted options to purchase 240,000 shares. The fair value of those options was $99,334 based on the assumptions noted below and is being amortized over the 1-year vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002:

	2004	2003	2002
Dividend yield	7.46%	8.0%	8.0%
Expected volatility	17.40%	13.3%	13.0%
Risk-free interest rate	3.90%	3.4%	3.4%
Expected lives (years)	8	8	5

During the year ended September 30, 2004, four directors and officers exercised their stock options and purchased 131,500 shares for a total of $830,705.

NOTE 7 - STOCK OPTION PLAN (CONT'D)

A summary of the status of the Company's stock option plan as of September 30, 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	2004 Shares	Weighted Average Exercise Price	2003 Shares	Weighted Average Exercise Price	2002 Shares	Weighted Average Exercise Price
Outstanding at beginning of year	500,500	$6.83	465,000	$6.80	385,000	$6.19
Granted	240,000	7.54	65,000	6.90	365,000	7.06
Exercised	(131,500)	6.32	(9,500)	5.57	(255,000)	6.34
Expired	-0-	-0-	(20,000)	7.25	(30,000)	5.94
Outstanding at end of year	609,000	7.22	500,500	6.83	465,000	6.80
Exercisable at end of year	369,000		435,500		100,000	
Weighted-average fair value of options granted during the year		.41		.14		.12

The following is a summary of stock options outstanding as of September 30, 2004:

Date of Grant	Number of Grants	Number of Shares	Option Price	Expiration Date
6/20/01	1	5,000	5.85	6/20/06
10/4/01	1	65,000	6.765	10/4/06
6/21/02	13	234,000	7.13	6/21/10
1/22/03	1	65,000	6.90	1/22/11
5/20/04	12	175,000	7.41	5/20/12
8/3/04	1	65,000	7.89	8/3/12
		609,000		

As of September 30, 2004, there were 495,000 shares available for grant under this plan.

NOTE 8 - INCOME FROM LEASES

The Company derives income primarily from operating leases on its commercial properties. In general, these leases are written for periods up to ten years with various provisions for renewal. These leases generally contain clauses for reimbursement (or direct payment) of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rents due under noncancellable leases at September 30, 2004 are scheduled as follows: 2005 - $17,855,000; 2006 - $16,920,000; 2007 - $15,028,000; 2008 - $13,307,000; 2009 - $11,515,000; thereafter - $38,669,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

Eugene W. Landy received $16,000, $17,500 and $16,300 during 2004, 2003 and 2002 as Director. The firm of Eugene W. Landy received $17,500, $17,500, and $-0- during 2004, 2003 and 2002, respectively, as legal fees. On January 1, 2004, Eugene W. Landy's Employment Agreement with the Company was amended to extend for five years to December 31, 2009. Mr. Landy's amended Employment Agreement provides for (1) an increase in his annual base compensation from $150,000 to $175,000; (2) an increase in his severance payment from $300,000 payable $100,000 a year for three years to $500,000 payable $100,000 a year for five years; and (3) an increase from $40,000 a year to $50,000 a year of his pension benefits payable for ten years; and (4) an extension of three years of his pension payments. The Company accrued additional compensation expense related to the pension benefits of $141,000. Mr. Landy receives bonuses and customary fringe benefits, including health insurance and five weeks vacation. Additionally, there will be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements.

Effective January 15, 2004, the Company and Cynthia J. Morgenstern entered into a three-year employment agreement under which Ms. Morgenstern receives an annual base salary of $160,000, increasing to $176,000 in 2005 and to $194,000 in 2006, plus bonuses and customary fringe benefits, including health insurance, four weeks vacation and the use of an automobile. If there is a voluntary or involuntary termination of employment, due to merger or change in control, Ms. Morgenstern, shall be entitled to receive one year's compensation at the date of termination. In the event of her disability, her salary will continue for a period of two years. Ms. Morgenstern received $16,000, $17,500 and $5,500 during 2004, 2003 and 2002, respectively, as Director. This agreement was amended September 16, 2004 to purchase disability insurance for Ms. Morgenstern. In the event of a disability exceeding 90 days, Ms. Morgenstern will receive lost wages from a disability policy, not her salary for two years.

Daniel D. Cronheim is a Director of the Company and Executive Vice President of David Cronheim Company. Cronheim Management Services, a division of David Cronheim Company, received the sum of $299,392, $258,626 and $245,597 for management fees during the years ended 2004, 2003 and 2002, respectively. Effective August 1, 1998, the Company entered into a management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. The David Cronheim Company received $132,185, $14,377 and $20,194 in lease brokerage

NOTE 9 - RELATED PARTY TRANSACTIONS (CONT'D)

commissions in 2004, 2003 and 2002, respectively. Daniel Cronheim received $16,000, $16,150 and $16,300 for Director and Committee fees in 2004, 2003 and 2002, respectively.

The Company operates as part of a group of three public companies (all REITs) which includes the Company, United Mobile Homes, Inc. and Monmouth Capital Corporation (the affiliated companies). Some general and administrative expenses are allocated among the affiliated companies based on use or services provided. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each affiliated company.

There are two Directors of the Company who are also Directors and shareholders of United Mobile Homes, Inc. and there are two Directors of the Company who are also Directors and shareholders of Monmouth Capital Corporation.

The Company holds common stock of the affiliated companies in its securities portfolios. See Note No. 5 for holdings. The Company sold on the open market 60,200, 40,000 and 42,000 shares of United Mobile Homes, Inc. during 2004, 2003, and 2002, respectively and recorded a gain on sale of $312,661, $230,152, and $105,902 during 2004, 2003, and 2002, respectively.

During 2004 and 2003, the Company purchased 2,808 and 4,791 shares, respectively, through the Monmouth Capital Dividend Reinvestment Plan. During 2004 the Company invested $500,000 in the Monmouth Capital Corporation Convertible Subordinated Debenture.

NOTE 10 - TAXES

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust under the applicable provisions of the Internal Revenue Code and the comparable New Jersey Statutes. Under such provisions, the Company will not be taxed on that portion of its taxable income distributed currently to shareholders, provided that at least 90% of its taxable income is distributed. As the Company has and intends to continue to distribute all of its income currently, no provision has been made for income taxes.

Federal Excise Tax

The Company does not have a Federal excise tax liability for the calendar years 2004, 2003 and 2002, since it intends to or has distributed all of its annual income.

NOTE 11 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/EQUITY

The Company implemented a dividend reinvestment and stock purchase plan (the DRIP) effective December 15, 1987. Under the terms of the DRIP and subsequent offerings, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of market price. According to the terms of the DRIP, shareholders may also purchase additional shares, at a price of approximately 95% of market by making optional cash payments monthly.

Amounts received, including dividend reinvestment of $3,531,838, $3,327,957 and $2,263,827 in 2004, 2003 and 2002, respectively, and shares issued in connection with the Plan for the years ended September 30, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Amounts Received	$12,532,541	$11,887,869	$10,535,311
Shares Issued	1,568,174	1,691,148	1,613,020

In January 2004, the Company issued 500,000 shares in a private placement for consideration of $4,050,000 or $8.10 per share. The proceeds of the private placement were used for working capital and to pay down the Company's outstanding credit facility and margin loan. The Company incurred approximately $67,993 in offering costs related to this private placement which were recorded as a reduction to Additional Paid-In Capital.

On February 27, 2003, the Company sold 1,257,253 shares in a private placement for cash of $8,324,901 or $6.6215 a share. The proceeds of the private placement were used to pay down the Company's outstanding credit facility and working capital. The Company paid $106,826 in offering costs which were recorded as a reduction to Additional Paid-In Capital.

NOTE 12 - DISTRIBUTIONS

The following cash distributions were paid to shareholders during the years ended September 30, 2004 and 2003:

	2004		2003	
Quarter Ended	Amount	Per Share	Amount	Per Share
December 31	$2,206,622	$ .145	$1,815,746	$.145
March 31	2,331,098	145	1,898,483	.145
June 30	2,403,361	.145	2,113,024	.145
September 30	2,485,834	.145	2,160,371	.145
	$9,426,915	$ .58	$7,987,624	$.58

On October 1, 2004, the Company declared a cash dividend of $.145 per share to be paid on December 15, 2004 to shareholders of record November 15, 2004.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments."

Limitations

Estimates of fair value are made at a specific point in time based upon where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a portion of the Company's financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is based upon quoted market values. The fair value of variable rate mortgage notes payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. At September 30, 2004, the

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT"D)

fair value (estimated based upon expected cash outflows discounted at current market rates) and carrying value of fixed rate mortgage notes payable amounted to $100,508,994 and $97,530,963, respectively. At September 30, 2003, the fair value and carrying value of fixed rate mortgage notes payable amounted to $95,315,781 and $90,909,299, respectively.

NOTE 14 - CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended September 30, 2004, 2003 and 2002, for interest was $6,977,419, $6,885,146 and $6,030,744, respectively.

During 2004, 2003 and 2002, the Company had $3,531,838, $3,327,957 and $2,263,827, respectively, of dividends which were reinvested that required no cash transfers. The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income.

	2004	2003	2002
Unrealized holding gains arising during the year	$ 602,795	$ 2,003,772	$ 1,212,588
Less: reclassification adjustment for gains realized in income	(1,744,630)	(1,018,862)	(909,704)
Net unrealized (loss) gains	$ (1,141,835)	$ 984,910	$ 302,884

NOTE 15 – SUBSEQUENT EVENTS

On October 28, 2004, the Company purchased a 60,361 square foot industrial building in Denver, Colorado. The building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation (FDX) for ten years. The purchase price including closing costs was approximately $5,125,000. The Company paid approximately $75,000 in cash, obtained a mortgage of $3,625,000, and obtained $1,425,000 from its margin loan. The mortgage is payable at a rate of 6.07% and matures on November 1, 2019.

In November, 2004, the Company was notified by its month to month tenant at its Jackson, MS property that they would be vacating its space effective December 8, 2004. The Company has yet to re-lease the space.

NOTE 15 – SUBSEQUENT EVENTS (CONT"D)

On December 6, 2004, the Company purchased a 306,000 square foot industrial building in Hanahan, South Carolina. The building is 100% net-leased to Norton Naughton of Squire, Inc. for thirteen years. The purchase price including closing costs was approximately $14,000,000. The Company paid approximately $200,000 in cash, assumed a mortgage of $8,677,500, and obtained $5,122,500 from its line of credit. The mortgage is payable at a rate of 7.36% and matures on May 1, 2017.

REAL ESTATE AND ACCUMULATED DEPRECIATION
SCHEDULE III
SEPTEMBER 30, 2004

Column A	Column B	Column C		Column D	Column E (1) (2)			Column F	Column G	Column H	Column I
		Initial Cost		Capitalization	Gross Amount at Which Carried September 30, 2004			Accumulated	Date of		
Description	Encumbrances	Land	Buildings and Improvements	Subsequent to Acquisition	Land	Bldg & Imp	Total	Depreciation	Construction	Date Acquired	Depreciable Life
Shopping Center											
Somerset, NJ	$ -0-	$ 55,182	$ 637,097	$ 517,964	$ 55,182	$ 1,155,061	$ 1,210,243	$ 977,298	1970	1970	10-33
Industrial Building											
Ramsey, NJ	-0-	52,639	291,500	1,066,648	52,639	1,358,148	1,410,787	788,787	1969	1969	7-40
Monaca, PA	-0-	330,772	878,081	1,248,911	330,772	2,126,992	2,457,764	1,444,724	1977	1977*	5-31.5
Orangeburg, NY	-0-	694,720	2,977,372	-0-	694,720	2,977,372	3,672,092	1,122,575	1990	1993	31.5
South Brunswick, NJ	-0-	1,128,000	4,087,400	299,485	1,128,000	4,386,885	5,514,885	1,602,808	1974	1993	31.5
Greensboro, NC	-0-	327,100	1,853,700	15,000	327,100	1,868,700	2,195,800	679,016	1988	1993	31.5
Jackson, MS	308,344	218,000	1,233,500	116,687	218,000	1,350,187	1,568,187	451,739	1988	1993	39
Franklin , MA	-0-	566,000	4,148,000	-0-	566,000	4,148,000	4,714,000	1,116,725	1991	1994	39
Witchita, KS	-0-	268,000	1,518,000	24,245	268,000	1,542,245	1,810,245	411,662	1995	1994	39
Urbandale, IO	-0-	310,000	1,758,000	2,736	310,000	1,760,736	2,070,736	473,428	1985	1994	39
Richland, MS	-0-	211,000	1,195,000	72,000	211,000	1,267,000	1,478,000	322,666	1986	1994	39
O'Fallon, MO	860,835	264,000	3,302,000	7,000	264,000	3,309,000	3,573,000	804,526	1989	1994	39
Fayetteville, NC	2,668,864	172,000	4,467,885	17,360	172,000	4,485,245	4,657,245	860,041	1996	1997	39
Schaumburg, IL	2,340,730	1,039,800	3,694,320	-0-	1,039,800	3,694,320	4,734,120	710,421	1997	1997	39
Burr Ridge, IL	821,422	270,000	1,236,599	-0-	270,000	1,236,599	1,506,599	206,044	1997	1997	39
Romulus, MI	1,996,698	531,000	3,653,883	12,078	531,000	3,665,961	4,196,961	612,845	1998	1998	39
Liberty, MO	3,355,368	723,000	6,510,546	-0-	723,000	6,510,546	7,233,546	1,085,004	1997	1998	39
Omaha, NE	3,014,301	1,170,000	4,425,500	-0-	1,170,000	4,425,500	5,595,500	624,081	1999	1999	39
Charlottesville, VA	2,087,804	1,170,000	2,845,000	-0-	1,170,000	2,845,000	4,015,000	401,214	1998	1999	39
Jacksonville, FL	3,209,738	1,165,000	4,668,080	13,949	1,165,000	4,682,029	5,847,029	661,442	1998	1999	39
Union City, OH	2,435,553	695,000	3,342,000	1,020,353	695,000	4,362,353	5,057,353	398,753	1999	2000	39
Richmond, VA	4,647,320	1,160,000	6,413,305	3,000	1,160,000	6,416,305	7,576,305	577,327	2000	2001	39
St. Joseph, MO	7,591,972	800,000	11,753,964	-0-	800,000	11,753,964	12,553,964	1,054,790	2000	2001	39
Newington, CT	2,127,778	410,000	2,961,000	5,486	410,000	2,966,486	3,376,486	266,090	2001	2001	39
Cudahy, WI	3,679,198	980,000	5,050,997	88,324	980,000	5,139,321	6,119,321	459,358	2001	2001	39
Beltsville, MD	5,157,949	3,200,000	5,958,773	-0-	3,200,000	5,958,773	9,158,773	534,742	2000	2001	39
Granite City, IL	8,349,161	340,000	12,046,675	-0-	340,000	12,046,675	12,386,675	772,484	2001	2001	39
Monroe, NC	3,574,850	500,000	4,981,022	-0-	500,000	4,981,022	5,481,022	319,283	2001	2001	39
Winston-Salem, NC	4,480,339	980,000	5,610,000	-0-	980,000	5,610,000	6,590,000	359,600	2001	2002	39
Elgin, IL	4,520,616	1,280,000	5,529,488	-0-	1,280,000	5,529,488	6,809,488	354,440	2002	2002	39
Tolleson, AZ	10,146,307	1,320,000	13,329,000	-0-	1,320,000	13,329,000	14,649,000	512,629	2002	2002	39
Ft. Myers, FL	3,045,095	1,910,000	2,499,093	-0-	1,910,000	2,499,093	4,409,093	96,117	1974**	2002	39
Edwardsville, KS	4,507,576	1,185,000	5,815,148	-0-	1,185,000	5,815,148	7,000,148	223,635	2002	2003	39
Tampa, FL	12,603,145	5,000,000	12,656,561	-0-	5,000,000	12,656,561	17,656,561	162,286	2004	2004	39
	$ 97,530,963	$ 30,426,213	$ 153,328,489	$ 4,531,226	$ 30,426,213	$ 157,859,715	$ 188,285,928	$ 21,448,580			

*Buildings and improvements reacquired in 1986.

**Property was renovated in 2001.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARY
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION, (CONT'D.)

(1) Reconciliation

REAL ESTATE INVESTMENTS

	9/30/04	9/30/03	9/30/02
Balance-Beginning of Year	$ 170,181,103	$ 142,957,878	$ 113,971,563
Additions:			
Acquisitions	17,656,561	26,058,241	31,274,685
Improvements	448,264	1,164,984	246,230
Total Additions	18,104,825	27,223,225	31,520,915
Sales	-0-	-0-	(2,534,600)
Balance-End of Year	$ 188,285,928	$ 170,181,103	$ 142,957,878

ACCUMULATED DEPRECIATION

	9/30/04	9/30/03	9/30/02
Balance-Beginning of Year	$ 17,410,768	$ 13,850,622	$ 11,249,479
Depreciation	4,037,812	3,560,146	2,941,097
Sales	-0-	-0-	(339,954)
Balance-End of Year	$ 21,448,580	$ 17,410,768	$ 13,850,622

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARY
NOTES TO SCHEDULE III
SEPTEMBER 30,

(1) Reconciliation

	2004	2003	2002
Balance – Beginning of Year	$ 170,181,103	$ 142,957,878	$ 113,971,563
Additions:			
Ramsey, NJ	-0-	-0-	3,997
Somerset, NJ	2,840	3,314	30,488
Monaca, PA	40,158	5,450	154,154
Orangeburg, NY	-0-	-0-	-0-
South Brunswick, NJ	-0-	196,287	45,237
Greensboro, NC	15,000	-0-	-0-
Jackson, MS	10,186	105,415	-0-
Franklin, MA	-0-	-0-	-0-
Wichita, KA	-0-	24,245	-0-
Urbandale, IA	-0-	-0-	2,736
Richland, MS	72,000	-0-	-0-
O'Fallon, MO	-0-	-0-	7,000
Fayetteville, NC	-0-	17,360	-0-
Schaumburg, IL	-0-	-0-	-0-
Burr Ridge, IL	-0-	-0-	-0-
Romulus, MI	-0-	-0-	-0-
Liberty, MO	-0-	-0-	-0-
Omaha, NE	-0-	-0-	-0-
Charlottesville, VA	-0-	-0-	-0-
Jacksonville, FL	10,893	3,056	-0-
Union Township, OH	211,481	808,873	-0-
Richmond, VA	-0-	3,000	-0-
St. Joseph, MO	-0-	-0-	-0-
Newington, CT	-0-	5,486	-0-
Cudahy, WI	85,706	-0-	2,618
Beltsville, MD	-0-	-0-	-0-
Granite City, IL	-0-	(7,502)	12,394,175
Monroe, NC	-0-	-0-	5,481,022
Winston Salem, NC	-0-	-0-	6,590,000
Elgin, IL	-0-	-0-	6,809,488
Tolleson, AZ	-0-	14,649,000	-0-
Ft. Myers, FL	-0-	4,409,093	-0-
Edwardsville, KS	-0-	7,000,148	-0-
Tampa, FL	$ 17,656,561	-0-	-0-
Total Additions	18,104,825	27,223,225	31,520,915
Sales:			
Virginia Beach, VA	-0-	-0-	(2,534,600)
Balance – End of Year	$ 188,285,928	$ 170,181,103	$ 142,957,878

(2) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 of 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2004	By:	/s/ Eugene W. Landy Eugene W. Landy, President, Chief Executive Officer and Director
Date: December 6, 2004	By:	/s/ Anna T. Chew Anna T. Chew, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: December 6, 2004	By:	/s/ Daniel D. Cronheim Daniel D. Cronheim, Director
Date: December 6, 2004	By:	/s/ Neal Herstik Neal Herstik Director
Date: December 6, 2004	By:	/s/ Matthew I. Hirsch Matthew I. Hirsch, Director
Date: December 6, 2004	By:	/s/ Samuel A. Landy Samuel A. Landy, Director
Date: December 6, 2004	By:	/s/ Cynthia J. Morgenstern Cynthia J. Morgenstern Executive Vice President and Director
Date: December 6, 2004	By:	/s/ John R. Sampson John R. Sampson, Director
Date: December 6, 2004	By:	/s/ Peter J. Weidhorn Peter J. Weidhorn, Director
Date: December 6, 2004	By:	/s/ Stephen B. Wolgin Stephen B. Wolgin, Director

Directors

Daniel D. Cronheim
Attorney-at-Law
Executive Vice President,
General Counsel,
David Cronheim Company

Neal Herstik
Attorney-at-Law
Gross, Truss & Herstik, PC

Matthew I. Hirsch
Attorney-at-Law

Eugene W. Landy
Attorney-at-Law
President,
Monmouth Capital Corporation;
Chairman of the Board,
United Mobile Homes, Inc.

Samuel A. Landy
Attorney-at-Law
President,
United Mobile Homes, Inc.

Cynthia J. Morgenstern
Executive Vice President

John R. Sampson
Managing Director and Co-founder,
Kalorama Partners, LLC

Peter J. Weidhorn
Investor

Stephen B. Wolgin
Principal
U.S. Real Estate Advisors
and the Wolgin Group

The Board of Directors of Monmouth Real Estate Investment Corporation has reviewed the positions and associations of each of the directors to be elected in 2005 to be certain that the Board meets the independence requirements under applicable laws, rules and regulations.

Officers

Eugene W. Landy
President

Cynthia J. Morgenstern
Executive Vice President

Michael P. Landy
Vice President, Investments

Allison Nagelberg
General Counsel

Elizabeth Chiarella
Secretary

Mary Anne Dawson
Assistant Treasurer

Anna T. Chew
Chief Financial Officer

Maureen E. Vecere
Controller & Treasurer

Real Estate Advisor

David Cronheim Company
Robert Cronheim,
President

Corporate Information

Corporate Office
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent & Registrar
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038

Stock Listing
NASDAQ/NMS
Symbol MNRTA

Relationship Managers
Rosemarie A. Faccone
Susan M. Jordan

Internet Address
www.mreic.com

Email Address
mreic@mreic.com



The Office Staff of Monmouth Real Estate Investment Corporation

MREIC | Monmouth Real Estate Investment Corporation
Juniper Business Plaza
3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728
732.577.9996
www.mreic.com